4

UNITED DOMINION
Realty Trust



Value Creation Over Time

2004 ANNUAL REPORT




RECD S.E.C.
APR 1 2005
1086

2004 Accomplishments

- Increased shareholder value by $900 million by delivering total shareowner return of 37%, exceeding the total return of the Morgan Stanley REIT Index and significantly outperforming both the Dow Jones Industrial Average and the NASDAQ
- Extended our record of consecutive annual dividend increases to 28 years with a 2.6% increase to $1.17 per share, paying out over $150 million in dividends to our shareholders
- Became the first apartment REIT in six years to receive a rating upgrade from Moody's Investor Service, resulting in a lower cost of capital
- Completed over $1 billion in acquisitions, comprising 8,060 apartment homes in 28 communities, focused in locations projected to be among the best for job growth and apartment demand over the next several years
- Realized proceeds of over $270 million and gains of $53 million from selling 5,425 apartment homes in 19 communities, exiting select non-core markets that offered less growth opportunity than targeted markets
- Upgraded 3,080 kitchens and baths at a cost of $13 million, producing an incremental return on investments in excess of 12%
- Surpassed total enterprise value of $6 billion, ending the year with total market capitalization of $6.7 billion
- Lowered our weighted average cost of debt to 5%, the lowest in the apartment REIT group
- Raised $91 million of new equity at an average price of $20.48
- Issued $450 million of senior unsecured notes with a weighted average interest rate of 4.85% and repaid $178 million of outstanding debt securities with a weighted average interest rate of 5.33%
- Redeemed 2 million shares of Series D Cumulative Convertible Preferred Stock, saving $600,000 in annual cash flow

The Value of a $1,000 Investment Over Time



$4,000
$3,000
$2,000
$1,000
2,077
1,863
1,148
1,131
3 years
3,607
2,663
1,035
546
5 years
$20,000
$15,000
$10,000
$5,000
7,733
5,569
4,772
15 years
18,036
15,318
8,789
20 years
UDR
Morgan Stanley REIT Index
DOW
NASDAQ

Our Apartment Portfolio

2%
1%
24%
2%
3%
15%
1%
3%
3%
6%
12%
1%
1%
13%
1%
13%

○ Corporate Headquarters
☆ Executive Office
○ Regional Offices

Percents indicate expected 2005 cash flow contribution

During the past four years, United Dominion has completed over $2.7 billion in aquisitions and sales, producing a better mix of high quality assets in locations expected to benefit from favorable demographic trends.

In 2005, the Company believes that approximately 50% of net operating income (NOI) will come from California, Florida and Metropolitan Washington, D.C. These markets are forecast to be among the best in the U.S. for job growth over the next few years.

Operating Performance - Value Creation Over Time

Monthly Average Rent
(Same Communities)

1998	2001	2004
$602	$698	**$705**

Annual NOI per Apartment Home
(In Thousands, Same Communities)

1998	2001	2004
$4.1	$5.1	**$5.0**

Average Physical Occupancy
(Same Communities)

1998	2001	2004
92.9%	94.0%	**93.8%**



Coronado North, Newport Beach, CA *Inlet Bay, Tampa, FL* *Red Stone Ranch, Cedar Park, TX*

United Dominion Realty Trust (NYSE:UDR), founded in 1972, is the fourth largest multifamily real estate investment trust (REIT) in the country and is included in the S&P MidCap 400 Index. The Company owns and operates 78,855 apartment homes in 273 communities, encompassing 43 markets throughout 17 states. Our 2,000 associates provide service to approximately 250,000 residents living in our apartment communities each year. In its 32-year history, the Company has provided a total annualized return to our shareholders of 17.7% and has increased the dividend each of the last 28 years. Management is focused on becoming the best operator of middle-market apartment homes in the country, with a strong balance sheet, low risk profile and high asset quality. We believe that this strategy will deliver consistent, outstanding returns to our shareholders.

Villas at Carlsbad, San Diego, CA


2680

Guiding Principles

- *Own and operate middle-market apartments across a national platform, thus enhancing stability and predictability of returns to our shareholders.*
- *Manage real estate cycles by taking an opportunistic approach to buying, selling and building apartment communities.*
- *Empower site associates to manage our communities efficiently and effectively.*
- *Measure and reward associates based on specific performance targets.*
- *Manage our capital structure to ensure predictability of earnings and dividends.*

Financial Highlights

(In millions, except per share data and apartment homes owned)	**2004**	2003	2002
	Years Ended December 31,		
For the Year			
Rental income	**$ 604**	$ 543	$ 521
Income from continuing property operations excluding depreciation (NOI)	**354**	320	312
Income/(loss) before minority interests and discontinued operations	**32**	33	(5)
Income from discontinued operations, net of minority interests	**65**	37	58
Net income	**97**	70	53
Distributions to preferred stockholders	**20**	26	27
Net income available to common stockholders	**72**	25	26
Funds from operations—diluted[(a)]	**218**	208	169
Funds from operations with gains on the disposition of real estate developed for sale[(b)]	**220**	208	169
Common distributions declared	**152**	135	119
Per Share			
Earnings per common share—diluted	**$ 0.56**	$ 0.22	$ 0.24
Funds from operations—diluted[(a)]	**1.50**	1.52	1.32
Funds from operations with gains on the disposition of real estate developed for sale[(b)]	**1.51**	1.52	1.32
Common distributions declared	**1.17**	1.14	1.11
At Year End			
Real estate owned, at carrying value[(c)]	**$5,243**	$4,352	$3,968
Secured debt	**1,198**	1,018	1,016
Unsecured debt	**1,682**	1,114	1,042
Stockholders' equity	**1,196**	1,163	1,001
Number of common shares outstanding	**136**	127	107
Number of completed apartment homes owned	**78,855**	76,244	74,480

(a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002. For 2004, FFO and FFO per share include a charge of $5.5 million to cover hurricane related expenses.

(b) Gains on the disposition of real estate investments developed for sale is defined as net sales proceeds less a tax provision (such development by REITs must be conducted in a TRS) and the gross investment basis of the asset before accumulated depreciation. We consider FFO with gains (or losses) on real estate developed for sale to be a meaningful supplemental measure of performance because the short-term use of funds produce a profit that differs from the traditional long-term investment in real estate for REITs.

(c) Includes real estate held for investment, real estate held for disposition, and real estate under development, before depreciation.



Fixed Charge Coverage Ratio
2.1
2.0
2.5
1998
2001
2004
Common Equity at Market
Total Debt at Book
Preferred Equity at Market
Total Market Capitalization
(In Billions)
$3.5
1.1
2.1
0.3
$4.0
1.6
2.1
0.3
$6.7
3.6
2.9
0.2
1998
2001
2004
Common Dividends
(Per Share)
$1.05
$1.08
$1.17
1998
2001
2004



Robert C. Larson
Chairman of the Board

Message from the Chairman

Since we began operations in 1972, the total annualized return to our shareholders exceeds 17%.

The theme of this year's annual report is Value Creation Over Time. At United Dominion, we believe that value creation is achieved by focusing on four priorities:

- Managing properties efficiently while increasing resident retention
- Maintaining and upgrading the communities we own
- Repositioning and concentrating our apartment home portfolio to benefit from favorable demographic trends
- Continuing to improve the capital structure of the Company

This focus has been endorsed by our Board, embraced by our management and communicated to our associates. On the pages that follow, we describe our progress in addressing these priorities, and by so doing, enhancing the dividend, strengthening our organization, improving our competitiveness and creating both short- and long-term value for shareholders. We take great pride in the fact that, since we began operations in 1972, the total annualized return to our shareholders exceeds 17%.

Over the past several years, new compliance and financial reporting requirements have been put in place including Section 404 of the Sarbanes-Oxley Act that mandates an effective control structure for reporting financial results. I am pleased to report that your Board of Directors has been assured that United Dominion is in full compliance with those requirements and that we have complete confidence in the integrity of our financial statements, internal controls and systems.

Under the leadership of Tom Toomey and his management team, all of us at United Dominion are committed to working hard and working smart to continue our track record of Creating Value Over Time — for our residents, our associates and our shareholders.

On behalf of the Board of Directors, I thank you for your investment and for your confidence.

Robert C. Larson
Chairman of the Board



The Heart of our Business is The Property Management Organization

Our property management team consists of nearly 1,900 associates spread over 273 communities in 17 states. Our associates meet with customers daily and are responsible for sales and service to the residents of our apartment homes. We place a high priority on emphasizing quality in all that we do. This means delivering exceptional service to prospective and existing residents. Our customers must be served by a sales and service team whose goal is to be the best in the industry.


United Dominion



Message from the President

Dear Shar

The dividend is of paramount importance to us and we take great pride in our record of 28 consecutive years of dividend increases.

This was a very good year for our Company and for our shareholders. We extended our record of consecutive annual dividend increases to 28 years and we registered a 37% total shareholder return. Operationally and financially, we achieved many of the goals we set for ourselves in spite of a challenging business climate that included weak job growth and historically low mortgage rates that generated record home ownership levels.

The entire United Dominion team is focused on Value Creation Over Time. During 2004, we made significant progress in addressing the four priorities that we believe are key to value creation and we continued to build a strong foundation for future growth.

Manage Properties Efficiently While Increasing Resident Retention

The heart of our business is the property management team which is responsible for sales and service to the residents of our apartment homes. This team consists of nearly 1,900 associates spread over 273 communities in 17 states. I place a high priority on emphasizing quality in all that we do. This means delivering exceptional service to prospective and existing residents. Our customers are served by a sales and service team whose goal is to be the best in the industry.

The human touch remains important in leasing apartments. We have improved associate recruiting and training and have continued our trend of lower resident turnover during the past several years. A more stable workforce improves productivity in closing sales and in responding to resident requests.

Prospective residents need to view our apartment homes, receive answers to their questions, complete leasing forms and receive credit approval without delay. Residents expect questions and problems to be addressed professionally and thoroughly. We've worked with our associates to increase efficiency and responsiveness. The improvements range from instituting standard forms for leases and standard procedures for collecting rent and fees to providing seamless, highly interactive Internet tools for residents and associates. However, it takes more than just procedures and forms to make sales happen, so we have improved our associates' closing skills and strengthened our revenue assurance program, which allows us to price our apartments dynamically.

Successful companies listen to their customers and work to make their lives better. An increasing percentage of our target market is using the Internet to search for housing. During 2004, we saw a fivefold increase in Internet traffic over 2003 as a result of modifications that allow prospective residents to go online, search for and reserve an apartment, and qualify for credit.

On the service side, we listen to what our associates tell us about the tools and skills they need to be successful. Our property management team is developing standards for many work processes that will improve responsiveness to resident requests. A pilot program encompassing eight communities introduced changes resulting in the ability to complete the vast majority of work orders the same day they are received. We know we are on the right track and we are committed to continuous improvement in our operations.

We also work hard to control costs through initiatives such as building electronic processing capabilities in procurement, document storage and retrieval, and vendor payments. In 2004, the volume of invoices processed electronically more than doubled from the prior year. We have standardized the content and layout of our maintenance shops to better manage inventory and improve productivity, allowing associates to do their work more efficiently. Standard products are ordered from a limited number of approved vendors, resulting in better pricing and service from suppliers.

All of this has produced dramatic results:

- Resident retention exceeded 40% in our most recent quarter, significantly better than in 2001 when it was below 20%.
- A higher quality, more stable base of associates. Four years ago, associate turnover was 68%. Today, it is 42%. Turnover among the critically important leadership position of Community Director is currently just 20%.

These improvements ultimately translate into increased revenue and reduced costs. Improved resident retention increases our ability to increase rents and reduces the cost of refurbishing vacated homes. Annual cost savings of $5 million are attributed to improved retention. Lower associate turnover produces a more productive workforce and reduces recruitment and training costs.

Our operating margins exceeded 60% in our most recent quarter. Through continuing enhancements in our property management team and the processes they utilize, I am confident that we can move this to 65% in the years ahead. Each percentage of improvement in our margin equates to over $6 million in net operating income.

The entire United Dominion team is focused on Value Creation Over Time.


$20.05
$13.49
$10.95
(Per Share)
1998
2001
2004

Portfolio Repositioning

We will constantly evaluate our portfolio and pursue our strategy of acquiring communities in high growth markets where we can achieve scale, and selling in low growth markets. Portfolio repositioning is a constant process designed to improve predictability of future results and dividend safety.





Maintain and Upgrade Communities We Own

I believe we must make strategic investments to maintain and upgrade our communities. Accordingly, we established an Asset Quality Team focused on spending our dollars wisely. During 2004, we spent over $124 million on maintaining and improving the quality of our assets.

This team recently expanded a program to upgrade kitchens. The economics of this investment are compelling. We typically invest between $4,000 and $5,000 per kitchen but receive an incremental $50 to $75 per month in rent, which equates to a return in excess of 12% on this investment. The work, which usually includes replacing appliances, cabinets, lighting and floor covering, can be completed in 24 to 48 hours, minimizing inconvenience and disruption to our residents. We completed 3,080 upgrades in 2004 and are currently completing 500 per month. For the full year 2005, we plan to upgrade more than 7,000 homes.

Another focus of this team is to improve the drive-by appearance of our communities. The enhancements include exterior design, upgraded landscaping and other aesthetic effects. During 2004, we commenced work on over 18,000 apartment homes and invested over $10 million. We are committing over $11 million to this effort in 2005.

The Asset Quality Team also initiated full exterior and interior rehabs on over 1,800 apartment homes in 2004. These improvements lead to increased rents and we receive an incremental return in excess of 9% on this investment. As the economy continues to improve, we have the resources to accelerate this initiative which improves our returns and continues to add value over time.

Reposition and Concentrate Our Apartment Home Portfolio to Benefit from Favorable Demographic Trends

During the past few years, we examined if we were in locations positioned to capitalize on long-term growth trends. Our analysis concluded that certain markets were experiencing excellent job growth and apartment demand while other communities were in low-growth areas or in locations where job growth was declining. It was necessary to better diversify our portfolio from both a geographic and an economic standpoint. We focused on achieving economies of scale by concentrating our apartment homes in fewer markets, with the right long-term growth trends.

In 2004, we completed over $1 billion in acquisitions focused on locations projected to be among the best for job growth and apartment demand over the next several years. We realized proceeds of over $270 million from selling apartment homes, exiting select markets that offered less growth opportunities than targeted markets.

A few years ago, we owned and operated over 77,000 apartment homes in 62 markets. By the end of 2004, we owned and operated nearly 79,000 apartment homes, but we reduced the number of markets

During 2004, we spent over $124 million on maintaining and improving the quality of our assets.


2201

Looking Toward the Future

One sign of a recovering economy is positive job growth. According to a panel of experts at economy.com, national job growth will be about 1.5%, or 2 million jobs, for 2005. Using this same survey, our markets are expected to see growth at double the national rate.

United Dominion

where we operate by 30% to 43. We increased our value per home 35% from $48,700 to $65,500. In 2005, we believe that approximately 50% of our net operating income will come from markets in California, Florida and Metropolitan Washington D.C., arguably the best multifamily markets in the nation today and for many future years.

We will constantly evaluate our portfolio and pursue our strategy of acquiring communities in high growth markets where we can achieve scale, and selling in low growth markets. Portfolio repositioning is a constant process designed to improve predictability of future results and dividend safety.

Continue to Improve the Capital Structure of the Company

A strong balance sheet gives us the flexibility to access multiple sources of capital, at attractive pricing, on our timetable. Over the past four years, we have dramatically increased our financial strength and flexibility as measured by our cost of capital, debt coverage and risk profile.

Over the past four years, we took advantage of low interest rates, refinanced over $2.4 billion of debt, and lowered our annual interest cost from 7% in 2001 to 5% today, one of the lowest in our sector. We have achieved a more even debt maturity profile, where no more than 12% of total debt matures in any year, and have increased the number of high quality, debt free assets. At the end of 2004, we had over $5.2 billion of real estate assets, of which $3.3 billion, or 63%, were debt free, the largest amount in Company history.

One of the key drivers of our credit rating is our fixed charge coverage, or the extent to which our fixed cost of debt and preferred equity are covered by operating cash flow. We have increased this ratio from 2.0x in 2001 to 2.5x in 2004, a 25% improvement.

In 2004, an improved capital structure enabled Moody's Investor Service to upgrade our debt rating to Baa2 from Baa3 and our preferred stock rating to Baa3 from Ba1. We were the first apartment REIT to be upgraded by Moody's in the last six years.

Looking Toward the Future

Many members of our management team have been around the apartment business for over 20 years and have witnessed many economic cycles. As a nation, we are seeing an improving economy. Although interest rates have been rising, they continue to be low, and home ownership across a wide spectrum continues at an accelerated pace, creating a very competitive environment.

One sign of a recovering economy is positive job growth. According to a panel of experts at economy.com, national job growth will be about 1.5%, or 2 million jobs, for 2005. Using this same survey, our markets, on average, are expected to see growth at double the national rate.

Our top 15 markets, representing 70% of our projected 2005 net operating income, collectively lost 20,000 jobs in 2003. In 2004, they generated nearly 300,000 jobs. This is expected to jump to 500,000 new jobs in 2005. This will improve our occupancy levels which in turn should allow us to selectively increase rents in certain markets.

Single-family housing costs have gone up as a result of building material inflation, higher land prices, increased demand for home ownership and rising interest rates. Multifamily construction has remained in check, which will improve demand for existing housing. The National Association of Home Builders is forecasting multifamily construction at about 330,000 homes for 2005, a slight decrease from 2004.

Our portfolio repositioning has increased our presence in markets with high single-family housing costs. High single-family housing costs make home ownership more difficult, so that people need to rent apartment homes. Industry pundits suggest that the strongest markets in the near term will be Southern California and Metropolitan Washington, D.C. Those markets are expected to see strong job growth and in-migration, while new supply and affordable homes are limited.

While job growth, new apartment supply and the cost of alternative housing are key drivers of our business, many more factors influence our industry. Therefore, our pace of growth will be dependent upon individual markets and the dynamics in each one. Regardless of these external factors, with the right team in our communities, we will strive for perfection in the things we can control to produce exceptional results. I am excited about the future and look forward to improving our current position.

In closing, I'd like to thank our Board of Directors for their wisdom, counsel and dedication. And, I'd like to thank our 2,000 associates for their commitment to delivering exceptional sales and service to our residents. I am proud of what the United Dominion team has accomplished. While I know we will always encounter challenges as we move forward, I am optimistic that our best days are still ahead of us, and our team is committed to creating value for our fellow shareholders.



Thomas W. Toomey
President and Chief Executive Officer



Our Apartment Homes Are in Areas Expected to Benefit from Favorable Demographic Trends

In 2005, we believe that approximately 50% of our net operating income will come from markets in California, Florida and Metropolitan Washington D.C., arguably the best multifamily markets in the nation today and for many future years.





Management Team

United Dominion associates are energized and have established challenging goals. We are optimistic that our best days are still ahead of us and our team is committed to creating value for our fellow shareholders.

Management Team (from left to right): W. Mark Wallis, Scott A. Shanaberger, Martha R. Carlin and Christopher D. Genry



Community Activities

Each year, there are great stories about how our associates give back to the community and create value and goodwill. While it is difficult to recognize all of them, I want to highlight the contributions of several associates who made a difference in 2004 and whose volunteer activities continue to touch the lives of many children. While it is hard to isolate a rationale for choosing one charitable effort over another, we have emphasized those centering on children, as it is our belief that we should help those who need assistance as they prepare for the future.

In 2001, we established a Culture Committee to coordinate charitable contributions to the greater Richmond, Virginia community. Last year, we adopted the Sacred Heart Center, an inner city services provider, as an organization to help with donations and volunteer activities. One contribution we made was setting up a children's library in the Center.

Veronica Williams, Tax Administrative Assistant, and Lisa Branch, Tax Analyst, spearheaded efforts to collect children's books, organize the library and establish a cataloging system. They collected over 1,000 books, games and puzzles for the library.

Pam Brown, Special Projects Coordinator, and Vixay Xayachack, Support Technician, contributed their artistic expertise to make the library a warmer and more inviting place for children. Pam spent many evenings and weekends throughout the year decorating the walls of the library with a series of murals featuring characters from children's literature. To make the characters come alive, Vixay contributed his airbrushing talents. Together, Pam and Vixay created a magical and inviting place for the children of Sacred Heart to broaden their minds and expand their horizons.

Thanks to all of our associates who contribute their time and talents to improve the lives of others.




Glossary of Terms

Basis Point – A unit of measure for interest yields and rates equivalent to one one-hundredth of one percent. One hundred basis points equals one percent.

Discontinued Operations – Properties which have been sold during the current calendar year or are under contract of sale at year end. The operating results of these properties have been segregated in the Consolidated Statements of Operations.

Equity Market Capitalization – The market value of all outstanding common stock of a company.

Fixed Charge Coverage Ratio – United Dominion calculates this ratio with the numerator equal to net operating income adjusted for minority interests and non-recurring charges and a denominator of interest expense and preferred dividends.

Funds From Operations (FFO) – The most commonly accepted and reported measure of REIT operating performance. Defined as net income (calculated in accordance with general accepted accounting principles), excluding gains and losses from sales of depreciable property, adding back real estate depreciation and amortization, less preferred dividends, and after adjustments for unconsolidated partnerships and joint ventures.

Middle-Market Apartment – United Dominion defines these apartments as those that have rental rates that 75% of apartment renters can afford.

Net Asset Value (NAV) –The net "market value" of all of a company's assets, including but not limited to its operating properties, after subtracting all of its liabilities and obligations.

Net Operating Income – Earnings before interest, taxes, depreciation and amortization.

Real Estate Investment Trust (REIT) – A REIT is a company dedicated to owning and, in most cases, operating income-producing real estate, such as apartments, shopping centers, offices, and warehouses. Authorized by the Real Estate Investment Act of 1960, REITs were established to stimulate investment in real estate by offering small investors the opportunity to pool their investments to gain the benefits of both real estate ownership and professional real estate management. As a general rule, REITs will be exempt from federal income taxation to the extent they distribute their taxable income to shareholders as dividends.

Same Communities – United Dominion defines same communities as those that were both owned and stabilized as of the beginning of the previous calendar year, and remain in the portfolio at the measurement date.

Total Market Capitalization – The total market value of a REITs outstanding common stock and indebtedness.

Total Shareholder Return – A stock's dividend income plus capital appreciation, before taxes and commission, and after considering the reinvestment of dividends.

2004 Financial Review

UNITED DOMINION
Realty Trust

UNITED DOMINION REALTY TRUST, INC.

(In thousands, except per share data and apartment homes owned)	Years Ended December 31, 2004	2003	2002	2001	2000
Operating Data[c]					
Rental income	$ 604,270	$ 542,894	$ 520,939	$ 494,709	$ 507,112
Income/(loss) before minority interests and discontinued operations	32,446	33,089	(4,957)	9,693	13,382
Income from discontinued operations, net of minority interests	65,331	37,055	57,520	52,519	63,041
Net income	97,152	70,404	53,229	61,828	76,615
Distributions to preferred stockholders	19,531	26,326	27,424	31,190	36,891
Net income available to common stockholders	71,892	24,807	25,805	27,142	42,653
Common distributions declared	152,203	134,876	118,888	108,956	110,225
Weighted average number of common shares outstanding—basic	128,097	114,672	106,078	100,339	103,072
Weighted average number of common shares outstanding—diluted	129,080	114,672	106,078	100,339	103,072
Weighted average number of common shares, OP Units, and common stock equivalents outstanding—diluted	145,842	136,975	127,838	120,728	123,005
Per share—basic:					
Income/(loss) from continuing operations available to common stockholders, net of minority interests	$ 0.05	$ (0.10)	$ (0.30)	$ (0.25)	$ (0.20)
Income from discontinued operations, net of minority interests	0.51	0.32	0.54	0.52	0.61
Net income available to common stockholders	0.56	0.22	0.24	0.27	0.41
Per share—diluted:					
Income/(loss) from continuing operations available to common stockholders, net of minority interests	0.05	(0.10)	(0.30)	(0.25)	(0.20)
Income from discontinued operations, net of minority interests	0.51	0.32	0.54	0.52	0.61
Net income available to common stockholders	0.56	0.22	0.24	0.27	0.41
Common distributions declared	1.17	1.14	1.11	1.08	1.07
Balance Sheet Data[c]					
Real estate owned, at carrying value	$5,243,296	$4,351,551	$3,967,483	$3,907,667	$3,836,320
Accumulated depreciation	1,007,887	896,630	748,733	646,366	509,405
Total real estate owned, net of accumulated depreciation	4,235,409	3,454,921	3,218,750	3,261,301	3,326,915
Total assets	4,332,001	3,543,643	3,276,136	3,348,091	3,453,957
Secured debt	1,197,924	1,018,028	1,015,740	974,177	866,115
Unsecured debt	1,682,058	1,114,009	1,041,900	1,090,020	1,126,215
Total debt	2,879,982	2,132,037	2,057,640	2,064,197	1,992,330
Stockholders' equity	1,195,451	1,163,436	1,001,271	1,042,725	1,218,892
Number of common shares outstanding	136,430	127,295	106,605	103,133	102,219

(continued)

(In thousands, except per share data and apartment homes owned)	Years Ended December 31, 2004	2003	2002	2001	2000
Other Data					
Cash Flow Data					
Cash provided by operating activities	**$ 251,747**	$ 234,945	$ 229,001	$ 224,411	$ 224,160
Cash (used in)/provided by investing activities	**(595,966)**	(304,217)	(67,363)	(64,055)	58,705
Cash provided by/(used in) financing activities	**347,299**	70,944	(163,127)	(166,020)	(280,238)
Funds from Operations[a]					
Funds from operations—basic	**$ 210,468**	$ 192,938	$ 153,016	$ 159,202	$ 162,930
Funds from operations—diluted	**218,355**	207,619	168,795	174,630	178,230
Funds from operations with gains on the disposition of real estate developed for sale—diluted[b]	**219,557**	208,431	168,795	174,630	178,230
Apartment Homes Owned					
Total apartment homes owned at December 31	**78,855**	76,244	74,480	77,567	77,219
Weighted average number of apartment homes owned during the year	**76,873**	74,550	76,567	76,487	80,253

(a) Funds from operations ("FFO") is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002. We consider FFO in evaluating property acquisitions and our operating performance and believe that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of our activities in accordance with generally accepted accounting principles. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. For 2004, FFO includes a charge of $5.5 million to cover hurricane related expenses. For 2001, FFO includes a charge of $8.6 million related to workforce reductions, other severance costs, executive office relocation costs, and the write down of seven undeveloped land sites along with our investment in an online apartment leasing company. For 2000, FFO includes a charge of $3.7 million related to the settlement of litigation and an organizational charge. For the years ended December 31, 2004 and 2003, distributions to preferred stockholders exclude $5.7 million and $19.3 million, respectively, related to premiums on preferred stock conversions.

(b) Gains on the disposition of real estate investments developed for sale is defined as net sales proceeds less a tax provision (such development by REITs must be conducted in a taxable REIT subsidiary) and the gross investment basis of the asset before accumulated depreciation. We consider FFO with gains (or losses) on real estate development for sale to be a meaningful supplemental measure of performance because of the short-term use of funds to produce a profit which differs from the traditional long-term investment in real estate for REITs.

(c) Reclassified to conform to current year presentation in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as described in Note 3 to the consolidated financial statements.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy, and rental expense growth. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of United Dominion Realty Trust, Inc. to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unanticipated adverse business developments affecting us, or our properties, adverse changes in the real estate markets and general and local economies and business conditions. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Report may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Business Overview

We are a real estate investment trust, or REIT, that owns, acquires, renovates, develops, and manages middle-market apartment communities nationwide. We were formed in 1972 as a Virginia corporation. In June 2003, we changed our state of incorporation from Virginia to Maryland. Our subsidiaries include two operating partnerships, Heritage Communities L.P., a Delaware limited partnership, and United Dominion Realty, L.P., a Delaware limited partnership. Unless the context otherwise requires, all references in this Report to "we," "us," "our," "the company," or "United Dominion" refer collectively to United Dominion Realty Trust, Inc. and its subsidiaries.

At December 31, 2004, our portfolio included 273 communities with 78,855 apartment homes nationwide. The following table summarizes our market information by major geographic markets (includes real estate held for disposition, real estate under development, and land, but excludes commercial properties):

	As of December 31, 2004				Year Ended December 31, 2004	
	Number of Apartment Communities	Number of Apartment Homes	Percentage of Carrying Value	Carrying Value (in thousands)	Average Physical Occupancy	Average Collections per Occupied Home
Southern California	26	7,070	19.0%	$ 993,486	94.5%	$1,132
Houston, TX	21	6,034	5.2%	271,403	91.0%	625
Tampa, FL	12	4,314	4.7%	244,944	93.8%	726
Northern California	7	2,024	4.1%	217,004	94.4%	1,126
Orlando, FL	14	4,140	4.1%	216,721	94.7%	710
Metropolitan DC	7	2,245	4.1%	213,611	96.2%	1,065
Raleigh, NC	11	3,663	4.0%	212,412	93.6%	637
Dallas, TX	11	3,590	3.8%	198,027	96.0%	644
Phoenix, AZ	10	2,779	3.3%	174,341	91.7%	669
Baltimore, MD	10	2,118	3.1%	162,396	96.2%	919
Columbus, OH	6	2,530	3.0%	155,494	91.8%	668
Nashville, TN	9	2,580	2.9%	152,312	94.3%	679
Monterey Peninsula, CA	8	1,580	2.7%	139,333	91.5%	919
Richmond, VA	9	2,636	2.6%	137,496	93.9%	750
Charlotte, NC	9	2,378	2.6%	136,790	92.1%	593
Arlington, TX	8	2,656	2.4%	127,009	93.1%	630
Greensboro, NC	8	2,123	2.1%	107,913	93.3%	588
Seattle, WA	6	1,575	1.9%	99,829	93.0%	758
Denver, CO	3	1,484	1.9%	99,179	93.1%	641
Wilmington, NC	6	1,868	1.8%	93,902	95.8%	647
Portland, OR	6	1,490	1.8%	91,943	92.2%	698
Austin, TX	5	1,425	1.6%	82,080	93.6%	631
Atlanta, GA	6	1,426	1.4%	75,604	91.7%	615
Columbia, SC	6	1,584	1.2%	64,985	92.9%	601
Jacksonville, FL	3	1,157	1.2%	61,251	93.3%	701
Norfolk, VA	6	1,438	1.1%	60,184	96.3%	782
Other Southwestern	12	4,100	4.0%	209,653	92.9%	630
Other Florida	6	1,737	2.3%	118,006	91.1%	712
Other North Carolina	8	1,893	1.5%	78,669	95.9%	620
Other Mid-Atlantic	6	1,156	1.1%	56,377	94.1%	816
Other Virginia	3	820	0.9%	47,271	92.6%	926
Other Southeastern	2	798	0.8%	40,989	94.4%	502
Other Midwestern	3	444	0.4%	23,520	93.9%	684
Real Estate Under Development	—	—	0.8%	40,241	—	—
Land	—	—	0.6%	29,449	—	—
Total	273	78,855	100.0%	$5,233,824	93.6%	$ 728

Liquidity and Capital Resources

Liquidity is the ability to meet present and future financial obligations either through operating cash flows, the sale or maturity of existing assets, or by the acquisition of additional funds through capital management. Both the coordination of asset and liability maturities and effective capital management are important to the maintenance of liquidity. Our primary source of liquidity is our cash flow from operations as determined by rental rates, occupancy levels, and operating expenses related to our portfolio of apartment homes. We routinely use our unsecured bank credit facility to temporarily fund certain investing and financing activities prior to arranging for longer-term financing. During the past several years, proceeds from the sale of real estate have been used for both investing and financing activities.

We expect to meet our short-term liquidity requirements generally through net cash provided by operations and borrowings under credit arrangements. We expect to meet certain long-term liquidity requirements such as scheduled debt maturities, the repayment of financing on development activities, and potential property acquisitions, through long-term secured and unsecured borrowings, the disposition of properties, and the issuance of additional debt or equity securities. We believe that our net cash provided by operations will continue to be adequate to meet both operating requirements and the payment of dividends by the company in accordance with REIT requirements in both the short- and long-term. Likewise, the budgeted expenditures for improvements and renovations of certain properties are expected to be funded from property operations.

We have a shelf registration statement filed with the Securities and Exchange Commission which provides for the issuance of up to an aggregate of $1.5 billion in common shares, preferred shares, and debt securities to facilitate future financing activities in the public capital markets. This shelf registration statement replaces our previous $1.0 billion shelf registration statement and includes $331.3 million of unissued securities carried forward from the previous $1.0 billion shelf registration statement. Throughout 2004, we completed various financing activities under our $1.5 billion shelf registration statement. These activities are summarized in the section titled "Financing Activities" that follows. As of December 31, 2004, approximately $1.1 billion of equity and debt securities remained available for use under the shelf registration statement. Access to capital markets is dependent on market conditions at the time of issuance.

In July 2004, Moody's Investors Service upgraded our rating on our senior unsecured debt to Baa2 from Baa3 and our preferred stock to Baa3 from Ba1 with a stable outlook.

In October 2004, we filed a prospectus supplement under the Securities Act of 1933 relating to the offering of up to 5 million shares of our common stock that we may issue and sell through an agent from time to time in "at the market offerings," as defined in Rule 415 of the Securities Act of 1933. Any sales of these shares will be made under our $1.5 billion shelf registration statement pursuant to a sales agreement that we entered into with the agent in July 2003. The sales price of the common stock that may be sold under the sales agreement will be no lower than the minimum price designated by us prior to the sale. As of December 31, 2004, we have sold a total of 472,000 shares of common stock pursuant to the sales agreement at a weighted average sales price of $20.36, for net proceeds to us of approximately $9.4 million.

Future Capital Needs

Future development expenditures are expected to be funded primarily through joint ventures, with proceeds from the sale of property, with construction loans and, to a lesser extent, with cash flows provided by operating activities. Acquisition activity in strategic markets is expected to be largely financed through the issuance of equity and debt securities, the issuance of operating partnership units, the assumption or placement of secured and/or unsecured debt, and by the reinvestment of proceeds from the sale of properties.

During 2005, we have approximately $27.9 million of secured debt and $71.1 million of unsecured debt maturing and we anticipate repaying that debt with proceeds from borrowings under our secured or unsecured credit facilities, or the issuance of new unsecured debt securities or equity.

Critical Accounting Policies and Estimates

Our critical accounting policies are those having the most impact on the reporting of our financial condition and results and those requiring significant judgments and estimates. These policies include those related to (1) capital expenditures, (2) impairment of long-lived assets, and (3) real estate investment properties. With respect to these critical accounting policies, we believe that the application of judgments and assessments is consistently applied and produces financial information that fairly depicts the results of operations for all periods presented.

CAPITAL EXPENDITURES

In conformity with accounting principles generally accepted in the United States, we capitalize those expenditures related to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset. Expenditures necessary to maintain an existing property in ordinary operating condition are expensed as incurred.

During 2004, $82.4 million or $1,075 per home was spent on capital expenditures for all of our communities, excluding development. These capital improvements included turnover related expenditures for floor coverings and appliances, other recurring capital expenditures such as HVAC equipment, roofs, siding, parking lots, and other non-revenue enhancing capital expenditures, which aggregated $36.3 million or $473 per home. In addition, revenue enhancing capital expenditures, kitchen and bath upgrades, and other extensive interior upgrades totaled $45.9 million or $599 per home, and major renovations totaled $0.2 million or $3 per home for the year ended December 31, 2004.

The following table outlines capital expenditures and repair and maintenance costs for all of our communities, excluding real estate under development for the periods presented:

	Year Ended December 31, (dollars in thousands)			Year Ended December 31, (per home)		
	2004	2003	% Change	**2004**	2003	% Change
Turnover capital expenditures	**$ 16,863**	$15,044	12.1%	**$ 220**	$ 202	8.9%
Other recurring capital expenditures	**19,397**	19,478	(0.4)%	**253**	262	(3.4)%
Total recurring capital expenditures	**36,260**	34,522	5.0%	**473**	464	1.9%
Revenue enhancing improvements	**45,933**	15,408	198.1%	**599**	207	189.4%
Major renovations	**197**	3,216	(93.9)%	**3**	43	(93.0)%
Total capital improvements	**$ 82,390**	$53,146	55.0%	**$1,075**	$ 714	50.6%
Repair and maintenance	**42,196**	40,615	3.9%	**550**	546	0.7%
Total expenditures	**$124,586**	$93,761	32.9%	**$1,625**	$1,260	29.0%

Total capital improvements increased $29.2 million or $361 per home in 2004 compared to 2003. We will continue to selectively add revenue enhancing improvements which we believe will provide a return on investment substantially in excess of our cost of capital. Recurring capital expenditures during 2005 are currently expected to be approximately $510 per home.

IMPAIRMENT OF LONG-LIVED ASSETS

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the future operation and disposition of those assets are less than the net book value of those assets. Our cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and our estimated holding periods. The net book value of impaired assets is reduced to fair market value. Our estimates of fair market value represent our best estimate based upon industry trends and reference to market rates and transactions.

REAL ESTATE INVESTMENT PROPERTIES

We purchase real estate investment properties from time to time and allocate the purchase price to various components, such as land, buildings, and intangibles related to in-place leases in accordance with FASB Statement No. 141, *"Business Combinations."* The purchase price is allocated based on the relative fair value of each component. The fair value of buildings is determined as if the buildings were vacant upon acquisition and subsequently leased at market rental rates. As such, the determination of fair value considers the present value of all cash flows expected to be generated from the property including an initial lease up period. We determine the fair value of in-place leases by assessing the net effective rent and remaining term of the lease relative to market terms for similar leases at acquisition. In addition, we consider the cost of acquiring similar leases, the foregone rents associated with the lease-up period, and the carrying costs associated with the lease-up period. The fair value of in-place leases is recorded and amortized as amortization expense over the remaining contractual lease period.

Statements of Cash Flow

The following discussion explains the changes in net cash provided by operating and financing activities and net cash used in investing activities that are presented in our Consolidated Statements of Cash Flows.

OPERATING ACTIVITIES

For the year ended December 31, 2004, our net cash flow provided by operating activities was $251.7 million compared to $234.9 million for 2003. During 2004, the increase in cash flow from operating activities resulted primarily from an increase in property operating income due to the overall increase in our apartment community portfolio (see discussion under "Apartment Community Operations").

INVESTING ACTIVITIES

For the year ended December 31, 2004, net cash used in investing activities was $596.0 million compared to $304.2 million for 2003. Changes in the level of investing activities from period to period reflects our strategy as it relates to our acquisition, capital expenditure, development, and disposition programs, as well as the impact of the capital market environment on these activities, all of which are discussed in further detail below.

Acquisitions

For the year ended December 31, 2004, we acquired 28 apartment communities with 8,060 apartment homes for an aggregate consideration of $1.0 billion and one parcel of land for $16.3 million. In 2003, we acquired 3,514 apartment homes in 11 communities for an aggregate consideration of $347.7 million and one parcel of land for $3.1 million. In addition, we purchased the remaining 47% joint venture partners' ownership interest in nine communities with 1,706 apartment homes in Salinas and Pacific Grove, California, for $76.0 million in June 2003.

Our long-term strategic plan is to achieve greater operating efficiencies by investing in fewer, more concentrated markets. As a result, we have been expanding our interests in the fast growing Southern California, Florida, and Metropolitan DC markets over the past two years. During 2005, we plan to continue to channel new investments into those markets we believe will provide the best investment returns. Markets will be targeted based upon defined criteria including past performance, expected job growth, current and anticipated housing supply and demand, and the ability to attract and support household formation.

Real Estate Under Development

Development activity is focused in core markets in which we have strong operations in place. For the year ended December 31, 2004, we invested approximately $19.1 million in development projects, an increase of $5.5 million from our 2003 level of $13.6 million.

The following projects were under development as of December 31, 2004:

	Number of Apartment Homes	Completed Apartment Homes	Cost to Date (in thousands)	Budgeted Cost (in thousands)	Estimated Cost Per Home	Expected Completion Date
2000 Post Phase III						
San Francisco, CA	24	—	$ 2,754	$ 7,000	$291,700	1Q06
Verano at Town Square						
Rancho Cucamonga, CA	414	—	27,648	66,300	160,100	2Q06
Mandalay on the Lake						
Irving, TX	369	—	9,840	30,900	83,700	2Q06
	807	—	$40,242	$104,200	$129,100	

In addition, we own eight parcels of land that we continue to hold for future development that had a carrying value as of December 31, 2004 of $25.5 million. Four of the eight parcels represent additional phases to existing communities as we plan to add apartment homes adjacent to currently owned communities that are in improving markets.

Disposition of Investments

For the year ended December 31, 2004, we sold 19 communities with 5,425 apartment homes for an aggregate consideration of $270.1 million. In addition, we sold 24 of 36 townhomes of a community for $7.3 million. We recognized gains for financial reporting purposes of $52.9 million on these sales. Proceeds from the sales were used primarily to reduce debt.

For the year ended December 31, 2003, we sold seven communities with 1,927 apartment homes for an aggregate consideration of $88.9 million, one parcel of land for $1.3 million, and two commercial properties for an aggregate consideration of $7.3 million. We recognized gains for financial reporting purposes of $15.9 million on these sales. Proceeds from the sales were used primarily to reduce debt.

During 2005, we plan to continue to pursue our strategy of exiting markets where long-term growth prospects are limited and redeploying capital into markets that would enhance future growth rates and economies of scale. We intend to use the proceeds from 2005 dispositions to reduce debt, acquire communities, and fund development activity.

FINANCING ACTIVITIES

Net cash provided by financing activities during 2004 was $347.3 million compared to $70.9 million in 2003. As part of the plan to improve our balance sheet, we utilized proceeds from dispositions, equity and debt offerings, and refinancings to extend maturities, pay down existing debt, and purchase new properties.

The following is a summary of our financing activities for the year ended December 31, 2004:

- Repaid $131.8 million of secured debt and $46.6 million of unsecured debt.
- Sold $125 million aggregate principal amount of 5.13% senior unsecured notes due January 2014 ($75 million in January and $50 million in March) under our medium-term note program. These notes represent a re-opening of the 5.13% senior unsecured notes due January 2014 that we issued in October 2003, and these notes constitute a single series of notes, bringing the aggregate principal amount outstanding of the 5.13% senior unsecured notes to $200 million. The net proceeds of $126.0 million were used to repay secured and unsecured debt obligations maturing in the first quarter of 2004 and to fund the acquisition of apartment homes.
- Sold $50 million aggregate principal amount of 3.90% senior unsecured notes due March 2010 in March 2004 under our medium-term note program. The net proceeds of approximately $49.4 million were used to fund the acquisition of apartment communities.
- Replaced our previous $1.0 billion shelf registration statement in June 2004 with a new shelf registration statement that provides for the issuance of up to $1.5 billion in debt securities and preferred and common stock. The new $1.5 billion shelf registration statement includes $331.3 million of unissued securities carried forward from our previous shelf registration statement.
- Sold $50 million aggregate principal amount of 4.30% senior unsecured notes due July 2007 in June 2004 under our new $750 million medium-term note program. The net proceeds of approximately $49.8 million were used to fund the acquisition of apartment communities and repay amounts outstanding on our $500 million unsecured credit facility.

- Moody's Investors Service upgraded our rating on our senior unsecured debt to Baa2 from Baa3 and our preferred stock to Baa3 from Ba1 with a stable outlook in July 2004.
- Sold $100 million of 5.00% senior unsecured notes due January 2012 and $25 million of 4.30% senior unsecured notes due July 2007 under our new $750 million medium-term note program in October 2004. The $25 million in notes represent a re-opening of the 4.30% senior unsecured notes due July 2007 that we issued in June 2004, and these notes constitute a single series of notes, bringing the aggregate principal amount outstanding of the 4.30% senior unsecured notes to $75 million. The net proceeds of $124.4 million were used to fund the acquisition of apartment communities.
- Sold $100 million aggregate principal amount of 5.25% senior unsecured notes due January 2015 under our new $750 million medium-term note program in October 2004. The net proceeds of $99.0 million were used to fund the acquisition of apartment communities.
- Sold 3.5 million shares of common stock at a public offering price of $20.50 per share under our $1.5 billion shelf registration statement in October 2004. We sold an additional 525,000 shares of common stock at a public offering price of $20.50 per share in connection with the exercise of the underwriter's over-allotment option in October 2004. The net proceeds of $81.9 million were used to reduce outstanding debt balances under our $500 million unsecured revolving credit facility, which was used to fund the acquisition of apartment communities.
- Filed a prospectus supplement under the Securities Act of 1933 in October 2004, relating to the offering of up to 5 million shares of our common stock that we may issue and sell through an agent from time to time in "at the market offerings," as defined in Rule 415 of the Securities Act of 1933. Any sales of these shares will be made under our $1.5 billion shelf registration statement pursuant to a sales agreement that we entered into with the agent in July 2003. The sales price of the common stock that may be sold under the sales agreement will be no lower than the minimum price designated by us prior to the sale. As of December 31, 2004, we have sold a total of 472,000 shares of common stock pursuant to the sales agreement at a weighted average sales price of $20.36, for net proceeds to us of approximately $9.4 million.
- Exercised our right to redeem 2 million shares of our Series D Cumulative Convertible Redeemable Preferred Stock in December 2004. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 3,076,769 shares of common stock at a price of $16.25 per share.
- In conjunction with certain acquisitions, we assumed secured mortgages of $311.7 million with maturity dates ranging from September 2006 through June 2013.

Credit Facilities

We have four secured revolving credit facilities with Fannie Mae with an aggregate commitment of $860 million and one with Freddie Mac for $72 million. As of December 31, 2004, $656.3 million was outstanding under the Fannie Mae credit facilities leaving $203.7 million of unused capacity. The Fannie Mae credit facilities are for an initial term of ten years, bear interest at floating and fixed rates, and can be extended for an additional five years at our discretion. As of December 31, 2004, $20.7 million had been funded under the Freddie Mac credit facility leaving $51.3 million of unused capacity. The Freddie Mac credit facility is for an initial term of five years with an option for us to extend for an additional four-year term at the then market rate. As of December 31, 2004, aggregate borrowings under both the Fannie Mae and Freddie Mac credit facilities were $677 million. We have $288.9 million of the funded balance fixed at a weighted average interest rate of 6.4%. The remaining balance on these facilities is currently at a weighted average variable rate of 2.7%.

We have a $500 million three-year unsecured revolving credit facility that matures in March 2006. If we receive commitments from additional lenders or if the initial lenders increase their commitments, we will be able to increase the credit facility to $650 million. At our option, the credit facility can be extended one year to March 2007. Based on our current credit ratings, the credit facility bears interest at a rate equal to LIBOR plus 90 basis points. As of December 31, 2004, $278.1 million was outstanding under the credit facility leaving $221.9 million of unused capacity.

The Fannie Mae and Freddie Mac credit facilities and the bank revolving credit facility are subject to customary financial covenants and limitations.

Derivative Instruments

As part of our overall interest rate risk management strategy, we have used derivatives as a means to fix the interest rates of variable rate debt obligations or to hedge anticipated financing transactions. Our derivative transactions used for interest rate risk management included various interest rate swaps with indices that related to the pricing of specific financial instruments of the company. We believe that we appropriately controlled our interest rate risk through the use of derivative instruments. During 2004, the fair value of our derivative instruments improved from an unfavorable $1.6 million at December 31, 2003, to $0 at December 31, 2004. This decrease was due to the normal progression of the fair market value of our derivative instruments towards zero as they matured. As of December 31, 2004, all of United Dominion's interest rate swap agreements had matured.

Interest Rate Risk

We are exposed to interest rate risk associated with variable rate notes payable and maturing debt that has to be refinanced. United Dominion does not hold financial instruments for trading or other speculative purposes, but rather issues these financial instruments to finance its portfolio of real estate assets. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate sensitive assets and liabilities. Our earnings are affected as changes in short-term interest rates impact our cost of variable rate debt and maturing fixed rate debt. A large portion of our market risk is exposure to short-term interest rates from variable rate borrowings outstanding under our Fannie Mae and Freddie Mac credit facilities and our bank revolving credit facility, which totaled $388.1 million and $278.1 million, respectively, at December 31, 2004. The impact on our financial statements of refinancing fixed rate debt that matured during 2004 was immaterial.

If market interest rates for variable rate debt average 100 basis points more in 2005 than they did during 2004, our interest expense would increase, and income before taxes would decrease by $7.4 million. Comparatively, if market interest rates for variable rate debt had averaged 100 basis points more in 2004 than in 2003, our interest expense would have increased, and net income would have decreased by $5.8 million. If market rates for fixed rate debt were 100 basis points higher at December 31, 2004, the fair value of fixed rate debt would have remained constant at $2.1 billion. If market interest rates for fixed rate debt were 100 basis points lower at December 31, 2004, the fair value of fixed rate debt would have increased from $2.1 billion to $2.3 billion.

These amounts are determined by considering the impact of hypothetical interest rates on our borrowing cost. These analyses do not consider the effects of the adjusted level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in our financial structure.

Funds from Operations

Funds from operations, or FFO, is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We compute FFO for all periods presented in accordance with the recommendations set forth by the National Association of Real Estate Investment Trust's ("NAREIT") April 1, 2002 White Paper. We consider FFO in evaluating property acquisitions and our operating performance, and believe that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of our activities in accordance with generally accepted accounting principles. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

Historical cost accounting for real estate assets in accordance with generally accepted accounting principles implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance and defines FFO as net income (computed in accordance with accounting principles generally accepted in the United States), excluding gains (or losses) from sales of depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The use of FFO, combined with the required presentations, has been fundamentally beneficial, improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. We believe that FFO is the best measure of economic profitability for real estate investment trusts.

The following table outlines our FFO calculation and reconciliation to generally accepted accounting principles for the three years ended December 31, 2004 (dollars in thousands):

	2004	2003	2002
Net income	**$ 97,152**	$ 70,404	$ 53,229
Adjustments:			
Distributions to preferred stockholders	**(19,531)**	(26,326)	(27,424)
Real estate depreciation, net of outside partners' interest	**171,781**	145,271	132,619
Minority interests of unitholders in operating partnership	**443**	(874)	(2,080)
Real estate depreciation related to unconsolidated entities	**279**	196	471
Discontinued Operations:			
Real estate depreciation	**8,847**	17,687	25,110
Minority interests of unitholders in operating partnership	**4,400**	2,521	3,789
Net gains on sales of depreciable property	**(52,903)**	(15,941)	(32,698)
Funds from operations—basic	**$210,468**	$192,938	$153,016
Distributions to preferred stockholders—Series D and E (Convertible)	**7,887**	14,681	15,779
Funds from operations—diluted	**$218,355**	$207,619	$168,795
Gains on the disposition of *real estate developed for sale*	**1,202**	812	—
FFO with gains on the disposition of real estate developed for sale—diluted	**$219,557**	$208,431	$168,795
Weighted average number of common shares and OP Units outstanding—basic	**136,852**	122,589	113,077
Weighted average number of common shares, OP Units, and common stock equivalents outstanding—diluted	**145,842**	136,975	127,838

In the computation of diluted FFO, OP Units, outperformance partnership shares, and the shares of Series D Cumulative Convertible Redeemable Preferred Stock and Series E Cumulative Convertible Preferred Stock are dilutive; therefore, they are included in the diluted share count. For the years ended December 31, 2004 and 2003, distributions to preferred stockholders exclude $5.7 million and $19.3 million, respectively, related to premiums on preferred stock conversions.

Gains on the disposition of real estate investments developed for sale is defined as net sales proceeds less a tax provision (such development by REITs must be conducted in a taxable REIT subsidiary) and the gross investment basis of the asset before accumulated depreciation. We consider FFO with gains (or losses) on real estate developed for sale to be a meaningful supplemental measure of performance because of the short-term use of funds to produce a profit that differs from the traditional long-term investment in real estate for REITs.

The following is a reconciliation of GAAP gains on the disposition of real estate developed for sale to gross gains on the disposition of real estate developed for sale for the three years ended December 31, 2004 (dollars in thousands):

	2004	2003	2002
GAAP gains on the disposition of real estate developed for sale	**$1,278**	$1,249	$—
Less: accumulated depreciation	**(76)**	(437)	—
Gains on the disposition of real estate developed for sale	**$1,202**	$ 812	$—

The following table is our reconciliation of FFO share information to weighted average common shares outstanding, basic and diluted, reflected on the Consolidated Statements of Operations for the three years ended December 31, 2004 (shares in thousands):

	2004	2003	2002
Weighted average number of common shares and OP units outstanding—basic	**136,852**	122,589	113,077
Weighted average number of OP units outstanding	**(8,755)**	(7,917)	(6,999)
Weighted average number of common shares outstanding—basic per the Consolidated Statements of Operations	**128,097**	114,672	106,078
Weighted average number of common shares, OP units, and common stock equivalents outstanding—diluted	**145,842**	136,975	127,838
Weighted average number of incremental shares from assumed stock option conversions	—	(976)	(885)
Weighted average number of incremental shares from assumed restricted stock conversions	**86**	—	—
Weighted average number of OP units outstanding	**(8,755)**	(7,917)	(6,999)
Weighted average number of Series A OPPSs outstanding	**(1,791)**	(1,773)	(1,568)
Weighted average number of Series D preferred stock outstanding	**(2,892)**	(10,033)	(12,308)
Weighted average number of Series E preferred stock outstanding	**(3,410)**	(1,604)	—
Weighted average number of common shares outstanding—diluted per the Consolidated Statements of Operations	**129,080**	114,672	106,078

FFO also does not represent cash generated from operating activities in accordance with generally accepted accounting principles, and therefore should not be considered an alternative to net cash flows from operating activities, as determined by generally accepted accounting principles, as a measure of liquidity. Additionally, it is not necessarily indicative of cash availability to fund cash needs. A presentation of cash flow metrics based on generally accepted accounting principles is as follows (dollars in thousands):

	2004	2003	2002
Net cash provided by operating activities	**$ 251,747**	$ 234,945	$ 229,001
Net cash used in investing activities	**(595,966)**	(304,217)	(67,363)
Net cash provided by/(used in) financing activities	**347,299**	70,944	(163,127)

Results of Operations

The following discussion includes the results of both continuing and discontinued operations for the periods presented.

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS

2004-vs.-2003

Net income available to common stockholders was $71.9 million ($0.56 per diluted share) for the year ended December 31, 2004, compared to $24.8 million ($0.22 per diluted share) for the year ended December 31, 2003, representing an increase of $47.1 million ($0.34 per diluted share). The increase for the year ended December 31, 2004, when compared to the same period in 2003, resulted primarily from the following items, all of which are discussed in further detail elsewhere within this Report:

- $37.0 million more in gains recognized from the sale of depreciable property in 2004,
- a $19.2 million increase in operating results in 2004,
- a $13.5 million decrease in premiums paid on preferred stock conversions in 2004,
- $6.8 million less in preferred stock distributions in 2004,
- a $1.5 million increase in non-property income in 2004,

- $1.4 million less in impairment loss on investments in 2004, and
- a $1.3 million decrease in general and administrative expense in 2004.

These increases in income were partially offset by a $17.2 million increase in depreciation and amortization expense, a $6.6 million increase in interest expense, and a charge of $5.5 million for hurricane related expenses in 2004 when compared to 2003.

2003-vs.-2002

Net income available to common stockholders was $24.8 million ($0.21 per diluted share) for the year ended December 31, 2003, compared to $25.8 million ($0.24 per diluted share) for the year ended December 31, 2002, representing a decrease of $1.0 million ($0.03 per diluted share). The decrease for the year ended December 31, 2003, when compared to the same period in 2002, resulted primarily from the following items, all of which are discussed in further detail elsewhere within this Report:

- a charge of $19.3 million in 2003 for a premium on preferred stock conversions,
- $16.8 million less in gains recognized from the sale of depreciable property in 2003,
- a $15.5 million decrease in property operating income in 2003,
- a $4.2 million increase in depreciation and amortization expense in 2003, and
- a $1.4 million impairment charge taken in 2003 for the write-off of our investment in Realeum, Inc., an unconsolidated development joint venture.

These decreases in income were offset by $37.0 million less in prepayment penalties and premiums paid in 2003 for the refinancing of mortgage debt and the repurchase of unsecured debt, a $15.8 million decrease in interest expense in 2003, and a $2.3 million impairment charge taken in 2002 related to a portfolio of properties in Memphis, Tennessee.

Apartment Community Operations

Our net income is primarily generated from the operation of our apartment communities. The following table summarizes the operating performance of our total apartment portfolio for each of the periods presented (dollars in thousands):

	Year Ended December 31,			Year Ended December 31,		
	2004	2003	% Change	2003	2002	% Change
Property rental income	**$ 649,952**	$ 613,550	5.9%	$ 613,550	$ 627,625	(2.2)%
Property operating expense*	**(251,697)**	(234,478)	7.3%	(234,478)	(233,071)	0.6%
Property operating income	**$ 398,255**	$ 379,072	5.1%	$ 379,072	$ 394,554	(3.9)%
Weighted average number of homes	**76,873**	74,550	3.1%	74,550	76,567	(2.6)%
Physical occupancy**	**93.6%**	93.2%	0.4%	93.2%	93.0%	0.2%

* *Excludes depreciation, amortization, and property management expenses.*

** *Based upon weighted average stabilized units.*

The following table is our reconciliation of property operating income to net income as reflected on the Consolidated Statements of Operations for the periods presented (dollars in thousands):

	2004	2003	2002
Property operating income	**$ 398,255**	$ 379,072	$ 394,554
Commercial operating income	**513**	733	618
Non-property income	**2,608**	1,068	1,806
Depreciation and amortization	**(184,000)**	(166,577)	(163,183)
Interest	**(124,087)**	(117,416)	(132,941)
General and administrative and property management	**(37,197)**	(37,499)	(36,583)
Other operating expenses	**(1,314)**	(1,265)	(1,351)
Net gain on sale of depreciable property	**52,902**	15,941	32,698
Loss on early debt retirement	—	—	(36,965)
Impairment loss on real estate and investments	—	(1,392)	(2,301)
Hurricane related expenses	**(5,503)**	—	—
Minority interests	**(5,025)**	(2,261)	(3,123)
Net income per the Consolidated Statements of Operations	**$ 97,152**	$ 70,404	$ 53,229

2004-vs.-2003

SAME COMMUNITIES

Our same communities (those communities acquired, developed, and stabilized prior to December 31, 2003 and held on December 31, 2004, which consisted of 62,497 apartment homes) provided 78% of our property operating income for the year ended December 31, 2004.

For 2004, same community property operating income decreased 1.2% or $3.9 million compared to 2003. The overall decrease in property operating income was primarily attributable to a 0.5% or $2.3 million increase in revenues from rental and other income that was offset by a 3.2% or $6.2 million increase in operating expenses. The increase in revenues from rental and other income was primarily driven by a 7.7% or $2.8 million decrease in vacancy loss and a 14.3% or $2.1 million increase in utility reimbursement income. These increases in income were offset by a 0.7% or $3.6 million decrease in rental rates. Physical occupancy increased 0.8% to 93.8%.

The increase in property operating expenses was primarily driven by a 5.4% or $2.8 million increase in personnel costs, a 4.7% or $1.5 million increase in repair and maintenance costs, a 3.5% or $1.1 million increase in utilities expense, and a 1.6% or $0.8 million increase in property taxes.

As a result of the percentage changes in property rental income and property operating expenses, the operating margin (property operating income divided by property rental income) decreased 1.0% to 61.0%.

NON-MATURE COMMUNITIES

The remaining 22% of our property operating income during 2004 was generated from communities that we classify as "non-mature communities" (primarily those communities acquired or developed during 2003 and 2004, sold properties, and those properties classified as real estate held for disposition). The 39 communities with 11,574 apartment homes that we acquired during 2003 and 2004 provided $45.8 million of property operating income. The 19 communities with 5,425 apartment homes sold during 2004 provided $14.4 million of property operating income. In addition, our development communities, which included 178 apartment homes constructed since January 1, 2003, provided $1.0 million of property operating income during 2004, the 12 communities with 2,635 apartment homes classified as real estate held for disposition provided $11.3 million of property operating income, and other non-mature communities provided $13.5 million of property operating income for the year ended December 31, 2004.

2003-vs.-2002

SAME COMMUNITIES

Our same communities (those communities acquired, developed, and stabilized prior to January 1, 2002 and held on December 31, 2003, which consisted of 67,814 apartment homes) provided 89% of our property operating income for the year ended December 31, 2003.

For 2003, same community property operating income decreased 4.2% or $14.9 million compared to 2002. The overall decrease in property operating income was primarily attributable to a 1.8% or $9.9 million decrease in revenues from rental and other income and a 2.5% or $5.0 million increase in operating expenses. The decrease in revenues from rental and other income was primarily driven by a 2.2% or $12.8 million decrease in rental rates. This decrease in income was partially offset by an 11.7% or $1.7 million increase in submeter, gas, trash, and utility reimbursements, a 5.5% or $1.0 million decrease in concession expense, and a 1.7% or $0.7 million decrease in vacancy loss. Physical occupancy remained constant at 93.2% for both 2003 and 2002.

The increase in property operating expenses was primarily driven by a 17.6% or $1.7 million increase in insurance costs, a 4.3% or $1.4 million increase in utilities expense, a 2.4% or $0.9 million increase in repair and maintenance costs, a 3.9% or $0.8 million increase in administrative and marketing costs, a 0.7% or $0.4 million increase in personnel costs, and a 0.8% or $0.4 million increase in taxes, all of which were partially offset by a 17.6% or $0.2 million decrease in incentive compensation.

As a result of the percentage changes in property rental income and property operating expenses, the operating margin decreased 1.6% to 61.7%.

NON-MATURE COMMUNITIES

The remaining 11% of our property operating income during 2003 was generated from communities that we classify as "non-mature communities" (primarily those communities acquired or developed during 2002 and 2003, sold properties, and those properties classified as real estate held for disposition). The 21 communities with 6,935 apartment homes that we acquired during 2002 and 2003 provided $30.6 million of property operating income. The seven communities with 1,927 apartment homes sold during 2003 provided $4.6 million of property operating income. In addition, our development communities, which included 972 apartment homes constructed since January 1, 2002, provided $4.8 million of property operating income during 2003, the one community with 100 apartment homes classified as real estate held for disposition provided $0.7 million of property operating income, and other non-mature communities provided $1.7 million of property operating income for the year ended December 31, 2003.

Real Estate Depreciation and Amortization

For the year ended December 31, 2004, real estate depreciation and amortization on both continuing and discontinued operations increased $17.2 million or 10.5% compared to 2003, primarily due to the overall increase in the weighted average number of apartment homes and a significant increase in the per home acquisition cost compared to the existing portfolio, and other capital expenditures.

For the year ended December 31, 2003, real estate depreciation and amortization on both continuing and discontinued operations increased $4.2 million or 2.7% compared to 2002, regardless of the decrease in the weighted average number of apartment homes experienced from December 31, 2002 to December 31, 2003. The increase was primarily due to the newly acquired properties having a significantly higher per home cost compared to those properties that were disposed of, and other capital expenditures.

Interest Expense

For the year ended December 31, 2004, interest expense on both continuing and discontinued operations increased $6.6 million or 5.6% from 2003 primarily due to the issuance of debt. For the year ended December 31, 2004, the weighted average amount of debt outstanding increased 21.2% or $435.9 million compared to the prior year. However, this was partially offset by the weighted average interest rate declining from 5.4% to 5.0% during 2004. The weighted average amount of debt outstanding during 2004 is higher than 2003 as acquisition costs in 2004 have been funded, in most part, by the issuance of debt. The decrease in the weighted average interest rate during 2004 reflects our ability to take advantage of lower interest rates through refinancing and the utilization of variable rate debt.

For the year ended December 31, 2003, interest expense on both continuing and discontinued operations decreased $15.8 million or 11.9% from 2002 primarily due to debt refinancings, decreasing interest rates, and an overall decrease in the weighted average level of debt outstanding. For the year ended December 31, 2003, the weighted average amount of debt outstanding decreased 1.1% or $23.9 million compared to the prior year and the weighted average interest rate decreased from 6.1% to 5.4% during 2003. The weighted average amount of debt outstanding during 2003 is lower than 2002 primarily due to the high acquisition volume at the beginning of 2002 that was subsequently mitigated by high disposition activity in the second half of 2002. Furthermore, acquisition costs in 2003 that exceeded disposition proceeds were funded, in most part, by equity and OP Unit issuances. The decrease in the average interest rate during 2003 reflects our ability to take advantage of declining interest rates through refinancing and the utilization of variable rate debt.

General and Administrative

For the year ended December 31, 2004, general and administrative expenses decreased $1.3 million or 6.4% over 2003. This decrease was primarily attributable to a decrease in investor relations, legal and consulting expenses.

For the year ended December 31, 2003, general and administrative expenses increased $1.3 million or 6.6% over 2002 primarily due to an increase in restricted stock compensation. Over the past two years, United Dominion has shifted its long-term incentive reward system from stock options to restricted stock, the cost of which is expensed monthly during the vesting period.

Hurricane Related Expenses

In 2004, we recognized a $5.5 million charge to cover expenses associated with the damage in Florida caused by hurricanes Charley, Frances, and Jeanne. United Dominion reported that 25 of its 34 Florida communities were affected by the hurricanes.

Impairment Loss on Real Estate and Investments

In 2003, we recognized a $1.4 million charge for the write-off of our investment in Realeum, Inc., an unconsolidated development joint venture created to develop web-based solutions for multifamily property and portfolio management.

Gains on Sales of Land and Depreciable Property

For the years ended December 31, 2004 and 2003, we recognized gains for financial reporting purposes of $52.9 million and $15.9 million, respectively. Changes in the level of gains recognized from period to period reflect the changing level of our divestiture activity from period to period as well as the extent of gains related to specific properties sold.

Premium on Preferred Stock Conversions

In the fourth quarter of 2004, we exercised our right to redeem 2 million shares of our Series D Cumulative Convertible Redeemable Preferred Stock. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 3,076,769 shares of common stock at a price of $16.25 per share. As a result, we recognized a $5.7 million premium on preferred stock conversions.

In the second quarter of 2003, we exercised our right to redeem 2 million shares of our Series D Cumulative Convertible Redeemable Preferred Stock. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 3,076,923 shares of common stock at a price of $16.25 per share. In December 2003, we exercised our right to redeem an additional 4 million shares of our Series D. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 6,154,000 shares of common stock at a price of $16.25 per share. As a result, we recognized a $19.3 million premium on preferred stock conversions during 2003.

The premium amount recognized to convert these shares represents the cumulative accretion to date between the conversion value of the preferred stock and the value at which it was recorded at the time of issuance.

eBay Purchase of Rent.com

On December 16, 2004, eBay (Nasdaq: EBAY) announced that it had agreed to acquire privately held Rent.com, a leading Internet listing web site in the apartment and rental housing industry, for approximately $415 million plus acquisition costs, net of Rent.com's cash on hand. On February 23, 2005, eBay announced that it had completed the acquisition. We own shares in Rent.com, and as a result of the transaction, we received cash proceeds and recorded a one-time pre-tax gain of $12.3 million on the sale.

Inflation

We believe that the direct effects of inflation on our operations have been immaterial. Substantially all of our leases are for a term of one year or less which generally minimizes our risk from the adverse effects of inflation.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material.

Contractual Obligations

The following table summarizes United Dominion's contractual obligations as of December 31, 2004 (dollars in thousands):

	Payments Due by Period				
	Total	2005	2006-2007	2008-2009	Thereafter
Long-Term Debt Obligations	$2,879,982	$99,002	$732,444	$566,477	$1,482,059
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	28,645	1,709	2,505	2,128	22,303
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Balance Sheet Under GAAP	—	—	—	—	—

During 2004, we incurred interest costs of $124.1 million, of which $1.0 million was capitalized.

Factors Affecting Our Business and Prospects

There are many factors that affect our business and the results of our operations, some of which are beyond our control. These factors include:

- unfavorable changes in apartment market and economic conditions that could adversely affect occupancy levels and rental rates,
- the failure of acquisitions to achieve anticipated results,
- possible difficulty in selling apartment communities,
- the timing and closing of planned dispositions under agreement,
- competitive factors that may limit our ability to lease apartment homes or increase or maintain rents,
- insufficient cash flow that could affect our debt financing and create refinancing risk,
- failure to generate sufficient revenue, which could impair our debt service payments and distributions to stockholders,
- development and construction risks that may impact our profitability,
- potential damage from natural disasters, including hurricanes and other weather-related events, which could result in substantial costs,
- delays in completing developments and lease-ups on schedule,
- our failure to succeed in new markets,
- changing interest rates, which could increase interest costs and affect the market price of our securities,
- potential liability for environmental contamination, which could result in substantial costs, and
- the imposition of federal taxes if we fail to qualify as a REIT in any taxable year.

Management's Report on Internal Control over Financial Reporting

UNITED DOMINION REALTY TRUST, INC.

United Dominion's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, United Dominion's Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO).

Based on United Dominion's evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2004. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

Board of Directors and Stockholders
United Dominion Realty Trust, Inc.

We have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting, that United Dominion Realty Trust, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 of United Dominion Realty Trust, Inc. and our report dated March 2, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Richmond, Virginia
March 2, 2005

Board of Directors and Stockholders
United Dominion Realty Trust, Inc.

We have audited the accompanying consolidated balance sheets of United Dominion Realty Trust, Inc. (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Dominion Realty Trust, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Richmond, Virginia
March 2, 2005

Consolidated Balance Sheets

UNITED DOMINION REALTY TRUST, INC.

(In thousands, except for share data)	December 31, 2004	2003
Assets		
Real estate owned:		
Real estate held for investment	**$ 5,029,516**	$ 3,900,573
Less: accumulated depreciation	**(978,651)**	(809,524)
	4,050,865	3,091,049
Real estate under development	**65,758**	29,715
Real estate held for disposition (net of accumulated depreciation of $29,236 and $87,106)	**118,786**	334,157
Total real estate owned, net of accumulated depreciation	**4,235,409**	3,454,921
Cash and cash equivalents	**7,904**	4,824
Restricted cash	**6,086**	7,540
Deferred financing costs, net	**25,151**	21,425
Investment in unconsolidated development joint venture	**458**	1,673
Funds held in escrow from 1031 exchanges pending the acquisition of real estate	**17,039**	14,447
Notes receivable	**5,000**	13,000
Other assets	**34,347**	25,247
Other assets—real estate held for disposition	**607**	566
Total assets	**$ 4,332,001**	$ 3,543,643
Liabilities and Stockholders' Equity		
Secured debt	**$ 1,197,924**	$ 1,018,028
Unsecured debt	**1,682,058**	1,114,009
Real estate taxes payable	**31,356**	29,776
Accrued interest payable	**18,773**	12,892
Security deposits and prepaid rent	**25,168**	21,412
Distributions payable	**44,624**	40,623
Accounts payable, accrued expenses, and other liabilities	**50,217**	44,749
Other liabilities—real estate held for disposition	**2,837**	4,512
Total liabilities	**3,052,957**	2,286,001
Minority interests	**83,593**	94,206
Stockholders' equity:		
Preferred stock, no par value; $25 liquidation preference, 25,000,000 shares authorized;		
5,416,009 shares 8.60% Series B Cumulative Redeemable issued and outstanding (5,416,009 in 2003)	**135,400**	135,400
0 shares 7.50% Series D Cumulative Convertible Redeemable issued and outstanding (2,000,000 in 2003)	**—**	44,271
2,803,812 shares 8.00% Series E Cumulative Convertible issued and outstanding (3,425,217 in 2003)	**46,571**	56,893
Common stock, $1 par value; 250,000,000 shares authorized 136,429,592 shares issued and outstanding (127,295,126 in 2003)	**136,430**	127,295
Additional paid-in capital	**1,614,916**	1,458,983
Distributions in excess of net income	**(731,808)**	(651,497)
Deferred compensation—unearned restricted stock awards	**(6,058)**	(5,588)
Notes receivable from officer-stockholders	**—**	(459)
Accumulated other comprehensive loss	**—**	(1,862)
Total stockholders' equity	**1,195,451**	1,163,436
Total liabilities and stockholders' equity	**$ 4,332,001**	$ 3,543,643

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

UNITED DOMINION REALTY TRUST, INC.

(In thousands, except per share data)	Years Ended December 31, 2004	2003	2002
Revenues			
Rental income	**$604,270**	$542,894	$520,939
Non-property income	**2,608**	1,068	1,806
Total revenues	**606,878**	543,962	522,745
Expenses			
Rental expenses:			
Real estate taxes and insurance	**71,055**	62,329	56,959
Personnel	**63,878**	55,252	52,611
Utilities	**36,625**	32,244	29,397
Repair and maintenance	**38,409**	34,909	32,352
Administrative and marketing	**21,299**	19,793	18,913
Property management	**17,881**	16,873	17,240
Other operating expenses	**1,226**	1,205	1,203
Real estate depreciation and amortization	**171,781**	145,706	134,045
Interest	**124,087**	117,457	128,522
General and administrative	**19,316**	20,626	19,343
Other depreciation and amortization	**3,372**	3,087	3,956
Hurricane related expenses	**5,503**	—	—
Impairment loss on investments	—	1,392	—
Loss on early debt retirement	—	—	33,161
Total expenses	**574,432**	510,873	527,702
Income/(loss) before minority interests and discontinued operations	**32,446**	33,089	(4,957)
Minority interests of outside partnerships	**(182)**	(614)	(1,414)
Minority interests of unitholders in operating partnerships	**(443)**	874	2,080
Income/(loss) before discontinued operations, net of minority interests	**31,821**	33,349	(4,291)
Income from discontinued operations, net of minority interests	**65,331**	37,055	57,520
Net income	**97,152**	70,404	53,229
Distributions to preferred stockholders—Series B	**(11,644)**	(11,645)	(11,645)
Distributions to preferred stockholders—Series D (Convertible)	**(3,473)**	(12,178)	(15,779)
Distributions to preferred stockholders—Series E (Convertible)	**(4,414)**	(2,503)	—
Premium on preferred stock conversions	**(5,729)**	(19,271)	—
Net income available to common stockholders	**$ 71,892**	$ 24,807	$ 25,805
Earnings per common share—basic and diluted:			
Income/(loss) from continuing operations available to common stockholders, net of minority interests	**$ 0.05**	$ (0.10)	$ (0.30)
Income from discontinued operations, net of minority interests	**$ 0.51**	$ 0.32	$ 0.54
Net income available to common stockholders	**$ 0.56**	$ 0.22	$ 0.24
Common distributions declared per share	**$ 1.17**	$ 1.14	$ 1.11
Weighted average number of common shares outstanding—basic	**128,097**	114,672	106,078
Weighted average number of common shares outstanding—diluted	**129,080**	114,672	106,078

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

UNITED DOMINION REALTY TRUST, INC.

(In thousands, except share data)	Preferred Stock Shares	Preferred Stock Amount
Balance, December 31, 2001	13,416,009	$ 310,400
Comprehensive Income		
Net income		
Other comprehensive income:		
Unrealized gain on derivative financial instruments		
Comprehensive income		
Issuance of common shares to employees, officers, and director-stockholders		
Issuance of common shares through dividend reinvestment and stock purchase plan		
Issuance of common shares through public offering		
Purchase of common stock		
Issuance of restricted stock awards		
Cash purchase and conversion of minority interests of unitholders in operating partnerships		
Principal repayments on notes receivable from officer-stockholders		
Common stock distributions declared ($1.11 per share)		
Preferred stock distributions declared—Series B ($2.15 per share)		
Preferred stock distributions declared—Series D ($1.98 per share)		
Amortization of deferred compensation		
Balance, December 31, 2002	13,416,009	310,400
Comprehensive Income		
Net income		
Other comprehensive income:		
Unrealized gain on derivative financial instruments		
Comprehensive income		
Issuance of common shares to employees, officers, and director-stockholders		
Issuance of common shares through dividend reinvestment and stock purchase plan		
Issuance of common shares through public offering		
Issuance of 8.00% Series E Cumulative Convertible shares	3,425,217	56,893
Purchase of common stock		
Issuance of restricted stock awards		
Conversion of minority interests of unitholders in operating partnerships		
Principal repayments on notes receivable from officer-stockholders		
Accretion of premium on Series D conversions		19,271
Conversion of 7.50% Series D Cumulative Convertible Redeemable shares	(6,000,000)	(150,000)
Common stock distributions declared ($1.14 per share)		
Preferred stock distributions declared—Series B ($2.15 per share)		
Preferred stock distributions declared—Series D ($2.04 per share)		
Preferred stock distributions declared—Series E ($0.84 per share)		
Amortization of deferred compensation		
Balance, December 31, 2003	10,841,226	236,564
Comprehensive Income		
Net income		
Other comprehensive income:		
Unrealized gain on derivative financial instruments		
Comprehensive income		
Issuance of common shares to employees, officers, and director-stockholders		
Issuance of common shares through dividend reinvestment and stock purchase plan		
Issuance of common shares through public offering		
Issuance of restricted stock awards		
Conversion of minority interests of unitholders in operating partnerships		
Principal repayments on notes receivable from officer-stockholders		
Accretion of premium on Series D conversions		5,729
Conversion of 7.50% Series D Cumulative Convertible Redeemable shares	(2,000,000)	(50,000)
Conversion of 8.00% Series E Cumulative Convertible shares	(621,405)	(10,322)
Common stock distributions declared ($1.17 per share)		
Preferred stock distributions declared—Series B ($2.15 per share)		
Preferred stock distributions declared—Series D ($2.09 per share)		
Preferred stock distributions declared—Series E ($1.33 per share)		
Amortization of deferred compensation		
Balance, December 31, 2004	**8,219,821**	**$ 181,971**

See accompanying notes to consolidated financial statements.

Common Stock		Paid-in Capital	Distributions in Excess of Net Income	Deferred Compensation-Unearned Restricted Stock Awards	Notes Receivable from Officer-Stockholders	Accumulated Other Comprehensive Loss	Total
Shares	Amount						
103,133,279	$103,133	$ 1,098,029	$(448,345)	$(1,312)	$(4,309)	$(14,871)	$ 1,042,725
			53,229				53,229
						4,913	4,913
			53,229			4,913	58,142
1,000,592	1,001	10,782					11,783
152,343	152	2,347					2,499
3,166,800	3,167	41,139					44,306
(1,145,412)	(1,146)	(15,369)					(16,515)
205,498	205	2,699		(2,904)			—
92,159	93	1,159					1,252
					1,679		1,679
			(118,888)				(118,888)
			(11,645)				(11,645)
			(15,779)				(15,779)
				1,712			1,712
106,605,259	106,605	1,140,786	(541,428)	(2,504)	(2,630)	(9,958)	1,001,271
			70,404				70,404
						8,096	8,096
			70,404			8,096	78,500
1,117,399	1,118	12,185					13,303
91,190	91	1,520					1,611
9,700,000	9,700	154,936					164,636
		1,905					58,798
(4,564)	(5)	(66)					(71)
337,936	338	4,959		(5,297)			—
216,983	217	1,989					2,206
					2,171		2,171
			(19,271)				—
9,230,923	9,231	140,769					—
			(134,876)				(134,876)
			(11,645)				(11,645)
			(12,178)				(12,178)
			(2,503)				(2,503)
				2,213			2,213
127,295,126	127,295	1,458,983	(651,497)	(5,588)	(459)	(1,862)	1,163,436
			97,152				97,152
						1,862	1,862
			97,152			1,862	99,014
549,606	550	5,396					5,946
111,941	112	2,102					2,214
4,497,000	4,497	86,804					91,301
107,536	107	3,143		(3,250)			—
170,209	170	1,865					2,035
					459		459
			(5,729)				—
3,076,769	3,077	46,923					—
621,405	622	9,700					—
			(152,203)				(152,203)
			(11,644)				(11,644)
			(3,473)				(3,473)
			(4,414)				(4,414)
				2,780			2,780
136,429,592	**$136,430**	**$1,614,916**	**$(731,808)**	**$(6,058)**	**$ —**	**$ —**	**$1,195,451**

Consolidated Statements of Cash Flows

UNITED DOMINION REALTY TRUST, INC.

(In thousands)	Years Ended December 31, 2004	2003	2002
Operating Activities			
Net income	**$ 97,152**	$ 70,404	$ 53,229
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**184,088**	166,637	163,328
Impairment loss on real estate and investments	**—**	1,392	2,301
Gains on sales of land and depreciable property	**(52,903)**	(15,941)	(32,698)
Minority interests	**5,025**	2,261	3,122
Loss on early debt retirement	**—**	—	36,965
Amortization of deferred financing costs and other	**7,206**	6,148	5,256
Changes in operating assets and liabilities:			
(Increase)/decrease in operating assets	**(1,769)**	(2,560)	12,763
Increase/(decrease) in operating liabilities	**12,948**	6,604	(15,265)
Net cash provided by operating activities	**251,747**	234,945	229,001
Investing Activities			
Proceeds from sales of real estate investments, net	**265,691**	93,613	282,533
Acquisition of real estate assets, net of liabilities assumed and equity	**(755,966)**	(314,739)	(282,600)
Development of real estate assets	**(19,131)**	(13,640)	(22,763)
Capital expenditures and other major improvements—real estate assets, net of escrow reimbursement	**(82,390)**	(53,146)	(42,827)
Capital expenditures—non-real estate assets	**(1,578)**	(1,858)	(1,706)
Increase in funds held in escrow from tax free exchanges pending the acquisition of real estate	**(2,592)**	(14,447)	—
Net cash used in investing activities	**(595,966)**	(304,217)	(67,363)
Financing Activities			
Proceeds from the issuance of secured debt	**—**	37,415	324,282
Scheduled principal payments on secured debt	**(36,814)**	(22,442)	(11,176)
Non-scheduled principal payments and prepayment penalties on secured debt	**(95,011)**	(17,549)	(294,662)
Proceeds from the issuance of unsecured debt	**475,775**	323,382	198,476
Payments and prepayment premiums on unsecured debt	**(46,585)**	(214,591)	(210,413)
Net borrowing/(repayment) of revolving bank debt	**140,200**	(37,900)	(54,400)
Payment of financing costs	**(8,849)**	(6,463)	(5,510)
Issuance of note receivable	**—**	(8,000)	—
Proceeds from the issuance of common stock	**99,461**	179,811	60,252
Proceeds from the repayment of officer loans	**459**	2,171	—
Proceeds from the issuance of performance shares	**(50)**	657	—
Distributions paid to minority interests	**(13,553)**	(9,756)	(8,926)
Distributions paid to preferred stockholders	**(20,347)**	(27,532)	(27,424)
Distributions paid to common stockholders	**(147,387)**	(128,188)	(117,116)
Repurchases of common and preferred stock	**—**	(71)	(16,510)
Net cash provided by/(used in) financing activities	**347,299**	70,944	(163,127)
Net increase/(decrease) in cash and cash equivalents	**3,080**	1,672	(1,489)
Cash and cash equivalents, beginning of year	**4,824**	3,152	4,641
Cash and cash equivalents, end of year	**$ 7,904**	$ 4,824	$ 3,152
Supplemental Information:			
Interest paid during the period	**$ 115,519**	$ 116,057	$ 135,223
Non-cash transactions:			
Conversion of operating partnership minority interests to common stock (170,209 shares in 2004, 216,983 shares in 2003, and 92,159 shares in 2002)	**2,035**	2,206	1,252
Issuance of restricted stock awards	**3,250**	5,297	2,904
Issuance of preferred stock in connection with acquisitions	**—**	58,811	—
Issuance of preferred operating partnership units in connection with acquisitions	**—**	26,872	—
Issuance of operating partnership units in connection with acquisitions	**—**	7,135	—
Cancellation of a note receivable with the acquisition of a property	**8,000**	—	—
Secured debt assumed with the acquisition of properties	**311,714**	4,865	41,636
Reduction in secured debt from the disposition of properties	**—**	—	35,885
Receipt of a note receivable in connection with sales of real estate investments	**75,586**	—	—

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

ORGANIZATION AND FORMATION

United Dominion Realty Trust, Inc., a Maryland corporation, was formed in 1972. United Dominion operates within one defined business segment with activities related to the ownership, management, development, acquisition, renovation, and disposition of multifamily apartment communities nationwide. At December 31, 2004, United Dominion owned 273 communities with 78,855 completed apartment homes and had three communities with 807 apartment homes under development.

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of United Dominion and its subsidiaries, including United Dominion Realty, L.P., (the "Operating Partnership"), and Heritage Communities L.P. (the "Heritage OP"), (collectively, "United Dominion"). As of December 31, 2004, there were 166,061,749 units in the Operating Partnership outstanding, of which 156,037,369 units or 94.0% were owned by United Dominion and 10,024,380 units or 6.0% were owned by limited partners (of which 1,791,329 and 0 are owned by the holders of the Series A OPPS and the Series B OPPS, respectively, see below and Note 9). As of December 31, 2004, there were 5,542,200 units in the Heritage OP outstanding, of which 5,186,945 units or 93.6% were owned by United Dominion and 355,255 units or 6.4% were owned by limited partners. The consolidated financial statements of United Dominion include the minority interests of the unitholders in the Operating Partnership and the Heritage OP. All significant intercompany accounts and transactions have been eliminated in consolidation.

INCOME TAXES

United Dominion is operated as, and elects to be taxed as, a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, a REIT complies with the provisions of the Code if it meets certain requirements concerning its income and assets, as well as if it distributes at least 90% of its REIT taxable income to its stockholders and will not be subject to U.S. federal income taxes if it distributes at least 100% of its income. Accordingly, no provision has been made for federal income taxes of the REIT. United Dominion's taxable REIT subsidiaries are subject to federal corporate income taxes, based upon their respective taxable incomes. The taxable REIT subsidiaries have no material permanent or temporary differences that would require a provision for federal income tax. Additionally, United Dominion is subject to certain state and local excise or franchise taxes, for which provision has been made.

The differences between net income available to common stockholders for financial reporting purposes and taxable income before dividend deductions relate primarily to temporary differences, principally real estate depreciation and the tax deferral of certain gains on property sales. The differences in depreciation result from differences in the book and tax basis of certain real estate assets and the differences in the methods of depreciation and lives of the real estate assets. The aggregate cost of our real estate assets for federal income tax purposes was approximately $4.5 billion at December 31, 2004.

The following table reconciles United Dominion's net income to REIT taxable income for the three years ended December 31, 2004 (dollars in thousands):

	2004	2003	2002
Net income	**$ 97,152**	$ 70,404	$ 53,229
Minority interest expense	**(1,950)**	(3,364)	(1,137)
Depreciation and amortization expense	**46,916**	44,108	49,513
(Loss)/gain on the disposition of properties	**(10,029)**	2,363	(186)
Revenue recognition timing differences	**(195)**	1,750	1,272
Investment loss, not deductible for tax	**(593)**	—	—
Other expense timing differences	**(2,192)**	(1,090)	(3,914)
REIT taxable income before dividends	**$129,109**	$114,171	$ 98,777
Dividend deduction	**$153,409**	$132,722	$111,965

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, and return of capital, or a combination thereof. For the three years ended December 31, 2004, distributions declared per common share were taxable as follows:

	2004	2003	2002
Ordinary income	**$0.77**	$0.82	$0.55
Long-term capital gain	**0.20**	0.10	0.14
Unrecaptured section 1250 gain	**0.08**	0.02	0.11
Return of capital	**0.12**	0.20	0.31
	$1.17	$1.14	$1.11

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REAL ESTATE

Real estate assets held for investment are carried at historical cost less accumulated depreciation and any recorded impairment losses.

Expenditures for ordinary repair and maintenance costs are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to the acquisition and/or improvement of real estate assets are capitalized at cost and depreciated over their estimated useful lives if the value of the existing asset will be materially enhanced or the life of the related asset will be substantially extended beyond the original life expectancy.

United Dominion recognizes impairment losses on long-lived assets used in operations when there is an event or change in circumstance that indicates an impairment in the value of an asset and the undiscounted future cash flows are not sufficient to recover the asset's carrying value. Our cash flow estimates are based upon historical results adjusted to reflect our best estimate of future market and operating conditions and our estimated holding periods. If such indicators of impairment are present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. Our estimates of fair market value represent our best estimate based upon industry trends and reference to market rates and transactions.

United Dominion purchases real estate investment properties from time to time and allocates the purchase price to various components, such as land, buildings, and intangibles related to in-place leases in accordance with FASB Statement No. 141, *"Business Combinations."* The purchase price is allocated based on the relative fair value of each component. The fair value of buildings is determined as if the buildings were vacant upon acquisition and subsequently leased at market rental rates. As such, the determination of fair value considers the present value of all cash flows expected to be generated from the property including an initial lease up period. United Dominion determines the fair value of in-place leases by assessing the net effective rent and remaining term of the lease relative to market terms for similar leases at acquisition. The fair value of in-place leases is recorded and amortized as amortization expense over the remaining contractual lease period. United Dominion determines the fair value of in-place leases by considering the cost of acquiring similar leases, the foregone rents associated with the lease-up period, and the carrying costs associated with the lease-up period.

For long-lived assets to be disposed of, impairment losses are recognized when the fair value of the asset less estimated cost to sell is less than the carrying value of the asset. Properties classified as real estate held for disposition generally represent properties that are under contract for sale. Real estate held for disposition is carried at the lower of cost, net of accumulated depreciation, or fair value, less the cost to dispose, determined on an asset by asset basis. Expenditures for ordinary repair and maintenance costs on held for disposition properties are charged to expense as incurred. Expenditures for improvements, renovations, and replacements related to held for disposition properties are capitalized at cost. Depreciation is not recorded on real estate held for disposition.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which is 35 years for buildings, 10 to 35 years for major improvements, and 3 to 10 years for furniture, fixtures, equipment, and other assets. The value of acquired in-place leases is amortized over the remaining term of each acquired in-place lease.

All development projects and related carrying costs are capitalized and reported on the Consolidated Balance Sheet as "Real estate under development." As each building in a project is completed and becomes available for lease-up, the total cost of the building is transferred to real estate held for investment and the assets are depreciated over their estimated useful lives. The cost of development projects includes interest, real estate taxes, insurance, and allocated development overhead during the construction period.

Interest, real estate taxes, and incremental labor and support costs for personnel working directly on the development site are capitalized as part of the real estate under development to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. During 2004, 2003, and 2002, total interest capitalized was $1.0 million, $1.8 million, and $0.9 million, respectively.

CASH EQUIVALENTS

Cash equivalents include all cash and liquid investments with maturities of three months or less when purchased.

RESTRICTED CASH

Restricted cash consists of escrow deposits held by lenders for real estate taxes, insurance and replacement reserves, and security deposits.

DEFERRED FINANCING COSTS

Deferred financing costs include fees and other external costs incurred to obtain debt financings and are generally amortized on a straight-line basis, which approximates the effective interest method, over a period not to exceed the term of the related debt. Unamortized financing costs are written-off when debt is retired before its maturity date. During 2004, 2003, and 2002, amortization expense was $5.1 million, $4.7 million, and $4.5 million, respectively.

INVESTMENTS IN UNCONSOLIDATED DEVELOPMENT JOINT VENTURES

Investments in unconsolidated joint ventures are accounted for using the equity method when major business decisions require approval by the other partners and United Dominion does not have control of the assets. Investments are recorded at cost and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. United Dominion eliminates intercompany profits on sales of services that are provided to joint ventures. Differences between the carrying value of investments and the underlying equity in net assets of the investee are due to capitalized interest on the investment balance and capitalized development and leasing costs that are recovered by United Dominion through fees during construction.

REVENUE RECOGNITION

United Dominion's apartment homes are leased under operating leases with terms generally of one year or less. Rental income is recognized after it is earned and collectibility is reasonably assured.

ADVERTISING COSTS

All advertising costs are expensed as incurred and reported on the Consolidated Statements of Operations within the line item "Administrative and marketing." During 2004, 2003, and 2002, total advertising expense was $10.5 million, $10.6 million, and $11.0 million, respectively.

INTEREST RATE SWAP AGREEMENTS

United Dominion accounts for its derivative instruments in accordance with Statements of Financial Accounting Standards No. 133 and No. 138, *"Accounting for Certain Derivative Instruments and Hedging Activities."* At December 31, 2004, United Dominion has no derivative financial instruments reported on its Consolidated Balance Sheet. Prior to their maturity, United Dominion's derivative financial instruments consisted of interest rate swap agreements that were designated as cash flow hedges of debt with variable interest rate features, and as qualifying hedges for financial reporting purposes. For a derivative instrument that qualifies as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings during the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

As part of United Dominion's overall interest rate risk management strategy, we used derivative financial instruments as a means to artificially fix variable rate debt or to hedge anticipated financing transactions. United Dominion's derivative transactions used for interest rate risk management included various interest rate swaps with indices that related to the pricing of specific financial instruments of United Dominion. Because of the close correlation between the hedging instrument and the underlying cash flow exposure being hedged, fluctuations in the value of the derivative instruments were generally offset by changes in the cash flow of the underlying exposures. As a result, United Dominion appropriately controlled the risk so that derivatives used for interest rate risk management would not have a material unintended effect on consolidated earnings. United Dominion does not enter into derivative financial instruments for trading purposes.

The fair value of United Dominion's derivative instruments were reported on the balance sheet at their current fair value. The estimated fair value for our interest rate swaps relied on prevailing market interest rates. The interest rate swap agreements were designated with all or a portion of the principal balance and term of a specific debt obligation. Each interest rate swap involved the periodic exchange of payments over the life of the related agreement. An amount received or paid on the interest rate swap was recorded on an accrual basis as an adjustment to the related interest expense of the outstanding debt based on the accrual method of accounting. The related amount payable to and receivable from counterparties was included in other liabilities and other assets, respectively.

When the terms of the underlying transaction were modified, or when the underlying hedged item ceased to exist, all changes in the fair value of the instrument were marked-to-market with changes in value included in net income each period until the instrument matured, unless the instrument was redesignated as a hedge of another transaction. If a derivative instrument was terminated or the hedging transaction was no longer determined to be effective, amounts held in accumulated other comprehensive income were reclassified into earnings over the term of the future cash outflows on the related debt.

COMPREHENSIVE INCOME

Comprehensive income, which is defined as all changes in equity during each period except for those resulting from investments by or distributions to stockholders, is displayed in the accompanying Statements of Stockholders' Equity. Other comprehensive income consists of unrealized gains or losses from derivative financial instruments.

STOCK-BASED EMPLOYEE COMPENSATION PLANS

United Dominion adopted the fair-value-based method of accounting for share-based payments effective January 1, 2004 using the prospective method described in FASB Statement No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure."* Currently, United Dominion uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. Because Statement 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because United Dominion adopted Statement 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123(R). However, had United Dominion adopted Statement 123(R) in prior periods, the impact of the standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 8 to our consolidated financial statements.

MINORITY INTERESTS IN OPERATING PARTNERSHIPS

Interests in operating partnerships held by limited partners are represented by operating partnership units ("OP Units"). The operating partnerships' income is allocated to holders of OP Units based upon net income available to common stockholders and the weighted average number of OP Units outstanding to total common shares plus OP Units outstanding during the period. Capital contributions, distributions, and profits and losses are allocated to minority interests in accordance with the terms of the individual partnership agreements. OP Units can be exchanged for cash or shares of United Dominion's common stock on a one-for-one basis, at the option of United Dominion. OP Units, as a percentage of total OP Units and shares outstanding, were 6.3% at December 31, 2004, 6.4% at December 31, 2003, and 6.2% at December 31, 2002.

During 2003, we issued 1,617,815 Preferred Operating Partnership Units ("Preferred OP Units") totaling $26.9 million as partial consideration for the purchase of four communities. The Preferred OP Units carry a fixed coupon of 8.0% until such time as the common share dividend is equal to or exceeds this amount for four consecutive quarters, at which time the Preferred OP Units will be entitled to receive dividends equivalent to the dividend paid to holders of common stock.

MINORITY INTERESTS IN OTHER PARTNERSHIPS

United Dominion has limited partners in certain real estate partnerships acquired in certain merger transactions. Net income for these partnerships is allocated based upon the percentage interest owned by these limited partners in each respective real estate partnership.

EARNINGS PER SHARE

Basic earnings per common share is computed based upon the weighted average number of common shares outstanding during the year. Diluted earnings per common share is computed based upon common shares outstanding plus the effect of dilutive stock options and other potentially dilutive common stock equivalents. The dilutive effect of stock options and other potentially dilutive common stock equivalents is determined using the treasury stock method based on United Dominion's average stock price.

The following table sets forth the computation of basic and diluted earnings per share (dollars in thousands, except per share amounts):

	2004	2003	2002
Numerator for basic and diluted earnings per share—			
Net income available to common stockholders	**$ 71,892**	$ 24,807	$ 25,805
Denominator:			
Denominator for basic earnings per share—			
Weighted average common shares outstanding	**128,711**	115,109	106,257
Non-vested restricted stock awards	**(614)**	(437)	(179)
	128,097	114,672	106,078
Effect of dilutive securities:			
Employee stock options and non-vested restricted stock awards	**983**	—	—
Denominator for dilutive earnings per share	**129,080**	114,672	106,078
Basic earnings per share	**$ 0.56**	$ 0.22	$ 0.24
Diluted earnings per share	**$ 0.56**	$ 0.22	$ 0.24

The effect of the conversion of the operating partnership units, Series A Out-Performance Partnership Units, and convertible preferred stock is not dilutive and is therefore not included as a dilutive security in the earnings per share computation. The weighted average effect of the conversion of the operating partnership units for the years ended December 31, 2004, 2003, and 2002 was 10,460,639 shares, 9,690,883 shares, and 8,577,918 shares, respectively. The weighted average effect of the conversion of the Series A Out-Performance Partnership Units for the years ended December 31, 2004, 2003, and 2002 was 1,791,329 shares, 1,853,204 shares, and 1,568,000 shares, respectively. The weighted average effect of the conversion of the convertible preferred stock for the years ended December 31, 2004, 2003, and 2002 was 6,301,821 shares, 11,636,293 shares, and 12,307,692 shares, respectively.

2. Real Estate Owned

United Dominion operates in 43 markets dispersed throughout 17 states. At December 31, 2004, our largest apartment market was Southern California, where we owned 18.5% of our apartment homes, based upon carrying value. Excluding Southern California, United Dominion did not own more than 4.9% of its apartment homes in any one market, based upon carrying value.

The following table summarizes real estate held for investment at December 31, (dollars in thousands):

	2004	2003
Land and land improvements	**$1,195,201**	$ 777,280
Buildings and improvements	**3,602,996**	2,922,395
Furniture, fixtures, and equipment	**231,319**	200,898
Real estate held for investment	**5,029,516**	3,900,573
Accumulated depreciation	**(978,651)**	(809,524)
Real estate held for investment, net	**$4,050,865**	$3,091,049

The following is a reconciliation of the carrying amount of real estate held for investment at December 31, (dollars in thousands):

	2004	2003	2002
Balance at beginning of year	**$3,900,573**	$3,437,898	$3,858,579
Real estate acquired	**1,032,065**	399,425[(a)]	323,990
Capital expenditures	**103,878**	51,093	48,923
Transfers from development	—	12,157	29,816
Transfers to held for disposition, net	**(7,000)**	—	(823,410)
Balance at end of year	**$5,029,516**	$3,900,573	$3,437,898

(a) In connection with one of our acquisitions in 2003, United Dominion acquired a note receivable for $5 million that is due October 2011. The note bears interest of 9.0% that is payable in annual installments.

The following is a reconciliation of accumulated depreciation for real estate held for investment at December 31, (dollars in thousands):

	2004	2003	2002
Balance at beginning of year	**$809,524**	$664,268	$646,366
Depreciation expense for the year[(b)]	**169,127**	145,256	135,245
Transfers to held for disposition, net	—	—	(117,343)
Balance at end of year	**$978,651**	$809,524	$664,268

(b) Includes $0.8 million, $1.0 million, and $1.2 million for 2004, 2003, and 2002, respectively, related to depreciation on non-real estate assets located at United Dominion's apartment communities, classified as "Other depreciation and amortization" on the Consolidated Statements of Operations. Excludes $3.4 million and $1.3 million in 2004 and 2003, respectively, of amortization expense on the fair market value of in-place leases at the time of acquisition.

The following is a summary of real estate held for investment by major geographic markets (in order of carrying value, excluding real estate held for disposition and real estate under development) at December 31, 2004 (dollars in thousands):

	Number of Apartment Communities	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Southern California	25	$ 905,367	$ 930,593	$ 26,645	$ 244,148
Tampa, FL	12	211,505	244,944	48,428	60,275
Houston, TX	16	185,408	244,898	56,175	29,382
Northern California	7	203,385	217,004	33,318	71,038
Orlando, FL	14	167,524	216,721	69,727	72,150
Metropolitan DC	7	197,245	213,611	21,650	82,058
Raleigh, NC	11	179,935	212,412	59,990	76,116
Dallas, TX	11	174,750	198,027	40,136	62,530
Baltimore, MD	10	145,985	162,396	28,924	17,836
Columbus, OH	6	111,315	155,494	33,490	45,864
Nashville, TN	9	111,844	152,312	35,316	39,299
Richmond, VA	9	106,136	137,496	45,034	62,207
Charlotte, NC	9	114,895	136,790	35,809	11,784
Monterey Peninsula, CA	7	85,324	136,665	17,670	—
Phoenix, AZ	7	109,487	135,856	32,518	31,670
Arlington, TX	8	109,305	127,009	30,439	25,865
Greensboro, NC	8	85,362	107,913	30,300	—
Seattle, WA	6	93,152	99,829	18,997	40,774
Denver, CO	3	92,333	99,179	17,362	—
Wilmington, NC	6	64,213	93,902	30,851	—
Portland, OR	6	88,187	91,943	10,019	15,726
Austin, TX	5	75,778	82,080	15,310	5,391
Atlanta, GA	6	57,669	75,604	25,435	16,886
Columbia, SC	6	52,795	64,985	24,552	—
Jacksonville, FL	3	44,788	61,251	21,629	12,455
Norfolk, VA	6	42,741	60,184	24,567	9,118
Other Southwestern	10	166,469	196,114	48,179	50,677
Other Florida	6	107,122	118,006	15,523	44,873
Other North Carolina	8	61,677	78,669	31,419	12,434
Other Mid-Atlantic	6	46,136	56,377	17,890	16,770
Other Virginia	3	30,946	47,271	12,980	14,671
Other Southeastern	2	29,840	40,989	11,710	16,368
Other Midwestern	3	20,241	23,520	4,825	5,767
Richmond Corporate	—	6,597	6,216	1,259	3,792
Commercial	—	3,255	3,256	575	—
	261	$4,288,711	$5,029,516	$978,651	$1,197,924

The following is a summary of real estate held for disposition by major category at December 31, 2004 (dollars in thousands):

	Number of Properties	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Apartments	12	$119,246	$144,090	$29,236	$ —
Land	1	3,932	3,932	—	—
		$123,178	$148,022	$29,236	$ —

The following is a summary of real estate under development by major category at December 31, 2004 (dollars in thousands):

	Number of Properties	Initial Acquisition Cost	Carrying Value	Accumulated Depreciation	Encumbrances
Apartments	3	$ 24,814	$ 40,241	$ —	$ —
Land	8	25,516	25,517	—	—
		$ 50,330	$ 65,758	$ —	$ —
Total Real Estate Owned		$4,462,219	$5,243,296	$1,007,887	$1,197,924

In 2004, United Dominion recognized a $5.5 million charge to cover expenses associated with the damage in Florida caused by hurricanes Charley, Frances, and Jeanne. United Dominion reported that 25 of its 34 Florida communities were affected by the hurricanes.

In 2003, United Dominion recognized a $1.4 million charge for the write-off of its investment in Realeum, Inc., an unconsolidated development joint venture created to develop web-based solutions for multifamily property and portfolio management.

United Dominion is pursuing its strategy of exiting markets where it views long-term growth prospects as limited and believes the redeployment of capital would enhance future growth rates and economies of scale. During the first quarter of 2002, United Dominion placed nine assets, with an aggregate net book value of $89.3 million, under contract for sale and reclassified them as real estate held for disposition. These sales closed in the second quarter of 2002 and resulted in our withdrawal from Naples, Florida; Tucson, Arizona; Las Vegas, Nevada; and substantially all of Memphis, Tennessee. Although these sales resulted in an aggregate net gain of $11.5 million, certain of these assets were sold at net selling prices below their net book values at March 31, 2002. As a result, United Dominion recorded an aggregate $2.3 million impairment loss in 2002 for the write down of a portfolio of five apartment communities in Memphis, Tennessee.

3. Income from Discontinued Operations

United Dominion adopted FASB Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* (FAS 144) as of January 1, 2002. FAS 144 requires, among other things, that the primary assets and liabilities and the results of operations of United Dominion's real properties which have been sold subsequent to January 1, 2002, or are held for disposition subsequent to January 1, 2002, be classified as discontinued operations and segregated in United Dominion's Consolidated Statements of Operations and Balance Sheets. Properties classified as real estate held for disposition generally represent properties that are under contract for sale and are expected to close within the next twelve months. For purposes of these financial statements, FAS 144 results in the presentation of the primary assets and liabilities and the net operating results of those properties sold or classified as held for disposition through December 31, 2004, as discontinued operations for all periods presented. The adoption of FAS 144 does not have an impact on net income available to common stockholders. FAS 144 only results in the reclassification of the operating results of all properties sold or classified as held for disposition through December 31, 2004 within the Consolidated Statements of Operations for the years ended December 31, 2004, 2003, and 2002, and the reclassification of the assets and liabilities within the Consolidated Balance Sheets as of December 31, 2004 and 2003.

For the year ended December 31, 2004, United Dominion sold 19 communities with a total of 5,425 apartment homes, 24 townhomes from a community of 36 townhomes, and one parcel of land. At December 31, 2004, United Dominion had 12 communities with a total of 2,635 apartment homes and a net book value of $114.9 million and one parcel of land with a net book value of $3.9 million included in real estate held for disposition. During 2003, United Dominion sold seven communities with a total of 1,927 apartment homes and two commercial properties. During 2002, United Dominion sold 25 communities with a total of 6,990 apartment homes, one parcel of land, and one commercial property. The results of operations for these properties and the interest expense associated with the secured debt on these properties are classified on the Consolidated Statements of Operations in the line item entitled "Income from discontinued operations, net of minority interests."

The following is a summary of income from discontinued operations for the years ended December 31, (dollars in thousands):

	2004	2003	2002
Rental income	**$46,223**	$71,675	$107,932
Rental expenses	**20,460**	30,196	43,465
Real estate depreciation	**8,847**	17,687	25,110
Interest	—	—	4,420
Loss on early debt retirement	—	—	3,805
Impairment loss on real estate	—	—	2,301
Other expenses	**88**	157	220
	29,395	48,040	79,321
Income before net gain on sale of land and depreciable property, and minority interests	**16,828**	23,635	28,611
Net gain on sale of land and depreciable property	**52,903**	15,941	32,698
Income before minority interests	**69,731**	39,576	61,309
Minority interests on income from discontinued operations	**(4,400)**	(2,521)	(3,789)
Income from discontinued operations, net of minority interests	**$65,331**	$37,055	$ 57,520

4. Secured Debt

Secured debt on continuing and discontinued operations of United Dominion's real estate portfolio, which encumbers $1.9 billion or 36% of real estate owned ($3.3 billion or 64% of United Dominion's real estate owned is unencumbered) consists of the following as of December 31, 2004 (dollars in thousands):

	Principal Outstanding		Weighted Average Interest Rate	Weighted Average Years to Maturity	Number of Properties Encumbered
	2004	2003	**2004**	**2004**	**2004**
Fixed Rate Debt					
Mortgage notes payable	**$ 428,223**	$ 174,520	**5.76%**	**5.8**	**21**
Tax-exempt secured notes payable	**39,160**	42,540	**6.14%**	**16.9**	**4**
Fannie Mae credit facilities	**288,875**	288,875	**6.40%**	**6.2**	**9**
Fannie Mae credit facilities—swapped	**—**	17,000	**n/a**	**n/a**	**n/a**
Total fixed rate secured debt	**756,258**	522,935	**6.03%**	**6.5**	**34**
Variable Rate Debt					
Mortgage notes payable	**45,758**	46,185	**3.01%**	**7.1**	**4**
Tax-exempt secured note payable	**7,770**	7,770	**1.72%**	**23.5**	**1**
Fannie Mae credit facilities	**367,469**	370,469	**2.67%**	**7.6**	**47**
Freddie Mac credit facility	**20,669**	70,669	**2.64%**	**2.2**	**8**
Total variable rate secured debt	**441,666**	495,093	**2.68%**	**7.6**	**60**
Total secured debt	**$1,197,924**	$1,018,028	**4.79%**	**6.9**	**94**

FIXED RATE DEBT

Mortgage notes payable Fixed rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from August 2005 through July 2027 and carry interest rates ranging from 4.10% to 8.50%.

Tax-exempt secured notes payable Fixed rate mortgage notes payable that secure tax-exempt housing bond issues mature at various dates from May 2008 through March 2031 and carry interest rates ranging from 5.30% to 6.75%. Interest on these notes is generally payable in semi-annual installments.

Secured credit facilities At December 31, 2004, United Dominion's fixed rate secured credit facilities consisted of $288.9 million of the $656.3 million outstanding on an $860 million aggregate commitment under four revolving secured credit facilities with Fannie Mae. The Fannie Mae credit facilities are for an initial term of ten years, bear interest at floating and fixed rates, and can be extended for an additional five years at United Dominion's discretion.

VARIABLE RATE DEBT

Mortgage notes payable Variable rate mortgage notes payable are generally due in monthly installments of principal and interest and mature at various dates from January 2005 through July 2013. As of December 31, 2004, these notes had interest rates ranging from 2.83% to 4.03%.

Tax-exempt secured note payable The variable rate mortgage note payable that secures tax-exempt housing bond issues matures in July 2028. As of December 31, 2004, this note had an interest rate of 1.72%. Interest on this note is payable in monthly installments.

Secured credit facilities At December 31, 2004, United Dominion's variable rate secured credit facilities consisted of $367.5 million outstanding on the Fannie Mae credit facilities and $20.7 million outstanding on the Freddie Mac credit facility. As of December 31, 2004, the variable rate Fannie Mae credit facilities had a weighted average floating rate of interest of 2.67% and the Freddie Mac credit facility had a weighted average floating rate of interest of 2.64%.

The aggregate maturities of secured debt for the fifteen years subsequent to December 31, 2004 are as follows (dollars in thousands):

	Fixed			Variable			
Year	Mortgage Notes	Tax-Exempt Notes	Credit Facilities	Mortgage Notes	Tax-Exempt Notes	Credit Facilities	TOTAL
2005	$ 22,945	$ 305	$ —	$ 4,642	$ —	$ —	$ 27,892
2006	63,879	320	—	3,701	—	—	67,900
2007	87,481	345	—	—	—	20,669	108,495
2008	8,538	5,145	—	—	—	—	13,683
2009	26,768	245	—	—	—	—	27,013
2010	71,084	265	138,875	—	—	—	210,224
2011	11,759	280	50,000	—	—	114,513	176,552
2012	58,834	300	100,000	—	—	52,956	212,090
2013	61,751	315	—	37,415	—	200,000	299,481
2014	651	340	—	—	—	—	991
2015	703	12,815	—	—	—	—	13,518
2016	760	—	—	—	—	—	760
2017	821	—	—	—	—	—	821
2018	887	—	—	—	—	—	887
2019	958	—	—	—	—	—	958
Thereafter	10,404	18,485	—	—	7,770	—	36,659
	$428,223	$39,160	$288,875	$45,758	$7,770	$388,138	$1,197,924

5. Unsecured Debt

A summary of unsecured debt as of December 31, 2004 and 2003 is as follows (dollars in thousands):

	2004	2003
Commercial Banks		
Borrowings outstanding under an unsecured credit facility due March 2006[(a)]	**$ 278,100**	$ 137,900
Senior Unsecured Notes—Other		
7.67% Medium-Term Notes due January 2004	—	46,585
7.73% Medium-Term Notes due April 2005	**21,100**	21,100
7.02% Medium-Term Notes due November 2005	**49,760**	49,760
Verano Construction Loan due February 2006	**24,820**	—
7.95% Medium-Term Notes due July 2006	**85,374**	85,374
7.07% Medium-Term Notes due November 2006	**25,000**	25,000
7.25% Notes due January 2007	**92,255**	92,255
4.30% Medium-Term Notes due July 2007	**75,000**	—
4.50% Medium-Term Notes due March 2008	**200,000**	200,000
ABAG Tax-Exempt Bonds due August 2008	**46,700**	46,700
8.50% Monthly Income Notes due November 2008	**29,081**	29,081
4.25% Medium-Term Notes due January 2009	**50,000**	50,000
6.50% Notes due June 2009	**200,000**	200,000
3.90% Medium-Term Notes due March 2010	**50,000**	—
5.00% Medium-Term Notes due January 2012	**100,000**	—
5.13% Medium-Term Notes due January 2014	**200,000**	75,000
5.25% Medium-Term Notes due January 2015	**100,000**	—
8.50% Debentures due September 2024	**54,118**	54,118
Other[(b)]	**750**	1,136
	1,403,958	976,109
Total Unsecured Debt	**$1,682,058**	$1,114,009

(a) United Dominion has a three-year $500 million unsecured revolving credit facility. If United Dominion receives commitments from additional lenders or if the initial lenders increase their commitments, United Dominion will be able to increase the credit facility to $650 million. At United Dominion's option, the credit facility can be extended for one year to March 2007.

The following is a summary of short-term bank borrowings under United Dominion's bank credit facility at December 31, (dollars in thousands):

	2004	2003	2002
Total revolving credit facilities at December 31	**$500,000**	$500,000	$475,000
Borrowings outstanding at December 31	**278,100**	137,900	275,800
Weighted average daily borrowings during the year	**127,665**	171,179	256,493
Maximum daily borrowings during the year	**356,500**	272,800	411,600
Weighted average interest rate during the year	**2.0%**	2.1%	3.0%
Weighted average interest rate at December 31	**2.7%**	1.6%	2.5%
Weighted average interest rate at December 31—after giving effect to swap agreements	**2.7%**	4.2%	6.8%

At December 31, 2004, all of United Dominion's interest rate swap agreements associated with commercial bank borrowings had matured.

(b) Represents deferred gains from the termination of interest rate risk management agreements.

6. Stockholders' Equity

PREFERRED STOCK

The Series B Cumulative Redeemable Preferred Stock has no stated par value and a liquidation preference of $25 per share. The Series B has no voting rights except as required by law. The Series B has no stated maturity and is not subject to any sinking fund or mandatory redemption and is not convertible into any of our other securities. The Series B is not redeemable prior to May 29, 2007. On or after this date, the Series B may be redeemed for cash at our option, in whole or in part, at a redemption price of $25 per share plus accrued and unpaid dividends. The redemption price is payable solely out of the sale proceeds of other capital stock. All dividends due and payable on the Series B have been accrued or paid as of the end of each fiscal year.

Distributions declared on the Series B in 2004 were $2.15 per share or $0.5375 per quarter. The Series B is listed on the NYSE under the symbol "UDRpfb." At December 31, 2004, a total of 5,416,009 shares of the Series B were outstanding.

All of the remaining outstanding shares of our Series D Cumulative Convertible Redeemable Preferred Stock have been converted by the holder into shares of our common stock. The Series D had no stated maturity, no stated par value, no voting rights except as required by law, and a liquidation preference of $25 per share. The Series D was convertible at any time into 1.5385 shares of common stock, subject to certain adjustments, at the option of the holder of the Series D. We had the option to redeem at any time all or part of the Series D at a price per share of $25, payable in cash, plus all accrued and unpaid dividends, provided that the current market price of our common stock was at least equal to the conversion price, initially set at $16.25 per share.

In 2004, United Dominion exercised its right to redeem the remaining 2 million shares of Series D that were outstanding. Upon receipt of our redemption notice, the shares to be redeemed were converted by the holder into 3,076,769 shares of common stock at a price of $16.25 per share. In 2003, we exercised our right to redeem 6 million shares of our Series D. Upon receipt of our redemption notice, the 6 million shares to be redeemed were converted by the holder into 9,230,923 shares of common stock at a price of $16.25 per share. As a result, United Dominion recognized $5.7 million and $19.3 million in premium on preferred stock conversions in 2004 and 2003, respectively. The premium amount recognized to convert these shares represents the cumulative accretion to date between the conversion value of the preferred stock and the value at which it was recorded at the time of issuance.

Distributions declared on the Series D in 2004 were $2.09 per share or $0.5223 per quarter. The Series D was not listed on an exchange. At December 31, 2004, there were no outstanding shares of the Series D.

The Series E Cumulative Convertible Preferred Stock has no stated par value and a liquidation preference of $16.61 per share. Subject to certain adjustments and conditions, each share of the Series E is convertible at any time and from time to time at the holder's option into one share of our common stock. The holders of the Series E are entitled to vote on an as-converted basis as a single class in combination with the holders of common stock at any meeting of our stockholders for the election of directors or for any other purpose on which the holders of common stock are entitled to vote. The Series E has no stated maturity and is not subject to any sinking fund or any mandatory redemption.

In 2004, Series E holders converted a total of 621,405 shares of Series E into 621,405 shares of our common stock.

Distributions declared on the Series E in 2004 were $1.33 per share or $0.3322 per quarter. The Series E is not listed on any exchange. At December 31, 2004, a total of 2,803,812 shares of the Series E were outstanding.

OFFICERS' STOCK PURCHASE AND LOAN PLAN

United Dominion's notes receivable from certain officers matured in June 2004 and were satisfied in accordance with their terms. The purpose of the loans was for the borrowers to purchase shares of United Dominion's common stock pursuant to United Dominion's 1991 Stock Purchase and Loan Plan. The loans were evidenced by promissory notes between the borrowers and United Dominion and secured by a pledge of the shares of common stock.

In addition, United Dominion had entered into a Servicing and Purchase Agreement (the "Servicing Agreement") with SunTrust Bank (the "Bank") whereby United Dominion acted as servicing agent for and to purchase certain loans made by the Bank to officers and directors of United Dominion (the "Borrowers") to finance the purchase of shares of United Dominion's common stock. The loans were evidenced by promissory notes ("Notes") between each Borrower and the Bank. The Servicing Agreement provided that the Bank could require United Dominion to purchase the Notes upon an event of default by the Borrower or United Dominion under the Servicing Agreement and at certain other times during the term of the Servicing Agreement. All of the Notes matured in June 2004 and were satisfied in accordance with their terms.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

United Dominion's Dividend Reinvestment and Stock Purchase Plan (the "Stock Purchase Plan") allows common and preferred stockholders the opportunity to purchase, through the reinvestment of cash dividends, additional shares of United Dominion's common stock. As of December 31, 2004, 9,793,191 shares of common stock had been issued under the Stock Purchase Plan. Shares in the amount of 4,206,809 were reserved for further issuance under the Stock Purchase Plan as of December 31, 2004. During 2004, 111,941 shares were issued under the Stock Purchase Plan for a total consideration of approximately $2.2 million.

RESTRICTED STOCK AWARDS

United Dominion's 1999 Long-Term Incentive Plan ("LTIP") authorizes the grant of restricted stock awards to employees, officers, consultants, and directors of United Dominion. Deferred compensation expense is recorded over the vesting period and is based upon the value of the common stock on the date of issuance. As of December 31, 2004, 682,460 shares of restricted stock have been issued under the LTIP.

SHAREHOLDER RIGHTS PLAN

United Dominion's 1998 Shareholder Rights Plan is intended to protect long-term interests of stockholders in the event of an unsolicited, coercive or unfair attempt to take over United Dominion. The plan authorized a dividend of one Preferred Share Purchase Right (the "Rights") on each share of common stock outstanding. Each Right, which is not currently exercisable, will entitle the holder to purchase 1/1000 of a share of a new series of United Dominion's preferred stock, to be designated as Series C Junior Participating Cumulative Preferred Stock, at a price to be determined upon the occurrence of the event, and for which the holder must be paid $45 should the takeover occur. Under the Plan, the rights will be exercisable if a person or group acquires more than 15% of United Dominion's common stock or announces a tender offer that would result in the ownership of 15% of United Dominion's common stock.

7. Financial Instruments

The following estimated fair values of financial instruments were determined by United Dominion using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts United Dominion would realize on the disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts. The carrying amounts and estimated fair value of United Dominion's financial instruments as of December 31, 2004 and 2003, are summarized as follows (dollars in thousands):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Secured debt	**$1,197,924**	**$1,228,953**	$1,018,028	$1,063,415
Unsecured debt	**1,682,058**	**1,654,760**	1,114,009	1,162,910
Interest rate swap agreements	**n/a**	**n/a**	(1,633)	(1,633)

The following methods and assumptions were used by United Dominion in estimating fair values.

CASH EQUIVALENTS

The carrying amount of cash equivalents approximates fair value.

NOTES RECEIVABLE

In April 2004, United Dominion received a promissory note in the principal amount of $75.6 million that matured in December 2004. The note was received in connection with the sale of a portfolio of properties. In August 2003, United Dominion received a promissory note in the principal amount of $8 million that was due September 2006. The note was secured by a second lien on a property that United Dominion managed and had an option to purchase. As of December 31, 2004, United Dominion had received all proceeds on this note. In June 2003, United Dominion received a promissory note in the principal amount of $5 million that is due October 2011. The note was received in connection with one of our acquisitions and bears interest of 9.0% that is payable in annual installments. The carrying amount of the note receivable approximates fair value.

SECURED AND UNSECURED DEBT

Estimated fair value is based on mortgage rates, tax-exempt bond rates, and corporate unsecured debt rates believed to be available to United Dominion for the issuance of debt with similar terms and remaining lives. The carrying amount of United Dominion's variable rate secured debt approximates fair value as of December 31, 2004 and 2003. The carrying amounts of United Dominion's borrowings under variable rate unsecured debt arrangements, short-term revolving credit agreements, and lines of credit approximate their fair values as of December 31, 2004 and 2003.

DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2004, United Dominion has no derivative financial instruments reported on its Consolidated Balance Sheet.

For the years ended December 31, 2004, 2003, and 2002, United Dominion recognized $1.9 million, $8.1 million, and $4.9 million, respectively, of unrealized gains in comprehensive income. For the year ended December 31, 2004, United Dominion recognized a loss of $0.2 million in net income related to the ineffective portion of United Dominion's hedging instruments. For the years ended December 31, 2003 and 2002, United Dominion recognized $0.3 million and $0.05 million in realized gains, respectively, in net income related to the ineffective portion of United Dominion's hedging instruments. In addition, United Dominion recognized $1.6 million of derivative financial instrument liabilities on the Consolidated Balance Sheets within the line item "Accounts payable, accrued expenses, and other liabilities" for the year ended December 31, 2003.

8. Employee Benefit Plans

PROFIT SHARING PLAN

The United Dominion Realty Trust, Inc. Profit Sharing Plan (the "Plan") is a defined contribution plan covering all eligible full-time employees. Under the Plan, United Dominion makes discretionary profit sharing and matching contributions to the Plan as determined by the Compensation Committee of the Board of Directors. Aggregate provisions for contributions, both matching and discretionary, which are included in United Dominion's Consolidated Statements of Operations for the three years ended December 31, 2004, 2003, and 2002 were $0.6 million, $0.3 million, and $0.4 million, respectively.

STOCK OPTION PLAN

In May 2001, the stockholders of United Dominion approved the 1999 Long-Term Incentive Plan (the "LTIP"), which supersedes the 1985 Stock Option Plan. With the approval of the LTIP, no additional grants will be made under the 1985 Stock Option Plan. The LTIP authorizes the granting of awards which may take the form of options to purchase shares of common stock, stock appreciation rights, restricted stock, dividend equivalents, other stock-based awards, and any other right or interest relating to common stock or cash. The Board of Directors reserved 4 million shares for issuance upon the grant or exercise of awards under the LTIP. The LTIP generally provides, among other things, that options are granted at exercise prices not lower than the market value of the shares on the date of grant and that options granted must be exercised within ten years. The maximum number of shares of stock that may be issued subject to incentive stock options is 4 million shares. Shares under options that expire or are cancelable are available for subsequent grant.

Pro forma information regarding net income and earnings per share is required for periods prior to the adoption of the fair-value-based accounting method by FASB Statement No. 123 *"Accounting for Stock-Based Compensation"* (FAS 123), and has been determined as if United Dominion had accounted for its employee stock options under the fair value method of accounting as defined in FAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for 2002:

	2002
Risk free interest rate	4.1%
Dividend yield	7.7%
Volatility factor	0.177
Weighted average expected life (years)	4

There were no options granted during 2004 or 2003. The weighted average fair value of options granted during 2002 was $0.84 per option.

The following table illustrates the unaudited effect on net income available to common stockholders and earnings per share if the fair value based method had been applied to all outstanding and unvested share options for the years presented (dollars in thousands):

	2003	2002
Reported net income available to common stockholders	$24,807	$25,805
Compensation expense for stock options determined under the fair value based method	(292)	(380)
Pro forma net income available to common stockholders	$24,515	$25,425
Earnings per common share—basic		
As reported	$ 0.22	$ 0.24
Pro forma	0.21	0.24
Earnings per common share—diluted		
As reported	$ 0.22	$ 0.24
Pro forma	0.21	0.24

Compensation expense related to restricted stock awards is not presented in the table above because the expense amount is the same under APB No. 25 and Statement 123 and therefore, is already reflected in net income.

A summary of United Dominion's stock option activity during the three years ended December 31, 2004 is provided in the following table:

	Number Outstanding	Weighted Average Exercise Price	Range of Exercise Prices
Balance, December 31, 2001	4,612,372	$11.90	$ 9.63–$15.38
Granted	143,548	14.26	14.15– 14.88
Exercised	(1,000,592)	11.68	9.63– 15.38
Forfeited	(87,999)	11.04	9.63– 15.25
Balance, December 31, 2002	3,667,329	$12.01	$ 9.63–$15.38
Granted	—	—	—
Exercised	(1,106,142)	12.41	9.63– 15.38
Forfeited	(25,000)	9.65	9.63– 9.88
Balance, December 31, 2003	2,536,187	$11.88	$ 9.63–$15.38
Granted	—	—	—
Exercised	**(562,064)**	**11.90**	**9.63– 15.25**
Forfeited	**(13,500)**	**12.02**	**10.88– 13.96**
Balance, December 31, 2004	**1,960,623**	**$11.88**	**$ 9.63–$15.38**
Exercisable at December 31,			
2002	2,793,811	$11.97	$ 9.63–$15.38
2003	2,207,685	11.77	9.63– 15.38
2004	**1,938,343**	**11.84**	**9.63– 15.38**

The weighted average remaining contractual life on all options outstanding is 5.0 years. 780,677 of share options had exercise prices between $9.63 and $10.88, 689,129 of share options had exercise prices between $11.15 and $12.23, and 490,817 of share options had exercise prices between $13.76 and $15.38.

As of December 31, 2004 and 2003, stock-based awards for 2,890,251 and 3,028,920 shares of common stock, respectively, were available for future grants under the 1999 LTIP's existing authorization.

9. Commitments and Contingencies

COMMITMENTS

Real Estate Under Development

United Dominion is committed to completing its real estate currently under development, which has an estimated cost to complete of $64.0 million as of December 31, 2004.

Land and Other Leases

United Dominion is party to several ground leases relating to operating communities. In addition, United Dominion is party to various other operating leases related to the operation of its regional offices. Future minimum lease payments for non-cancelable land and other leases as of December 31, 2004 are as follows (dollars in thousands):

	Ground Leases	Operating Leases
2005	$ 1,060	$ 649
2006	1,060	320
2007	1,060	65
2008	1,060	4
2009	1,064	—
Thereafter	22,303	—
Total	$27,607	$1,038

United Dominion incurred $1.9 million of rent expense for each of the years ended December 31, 2004 and 2003. United Dominion incurred $2.0 million of rent expense for the year ended December 31, 2002.

CONTINGENCIES

Series B Out-Performance Program

In May 2003, the stockholders of United Dominion approved the Series B Out-Performance Program (the "Series B Program") pursuant to which certain executive officers of United Dominion (the "Participants") were given the opportunity to invest indirectly in United Dominion by purchasing interests in a limited liability company (the "Series B LLC"), the only asset of which is a special class of partnership units of United Dominion Realty, L.P. ("Series B Out-Performance Partnership Shares" or "Series B OPPSs"). The purchase price for the Series B OPPSs was determined by United Dominion's board of directors to be $1 million, assuming 100% participation, and was based upon the advice of an independent valuation expert. The Series B Program will measure the cumulative total return on our common stock over the 24-month period from June 1, 2003 to May 31, 2005.

The Series B Program is designed to provide participants with the possibility of substantial returns on their investment if the total cumulative return on United Dominion's common stock, as measured by the cumulative amount of dividends paid plus share price appreciation during the measurement period (a) exceeds the cumulative total return of the Morgan Stanley REIT Index peer group index over the same period; and (b) is at least the equivalent of a 22% total return, or 11% annualized.

At the conclusion of the measurement period, if United Dominion's total cumulative return satisfies these criteria, the Series B LLC as holder of the Series B OPPSs will receive (for the indirect benefit of the Participants as holders of interests in the Series B LLC) distributions and allocations of income and loss from the Operating Partnership (accounted for on a consistent basis with all other OP Units) equal to the distributions and allocations that would be received on the number of OP Units obtained by:

i. determining the amount by which the cumulative total return of United Dominion's common stock over the measurement period exceeds the greater of the cumulative total return of the Morgan Stanley REIT Index, which is the peer group index, or the minimum return (such excess being the "excess return");
ii. multiplying 5% of the excess return by United Dominion's market capitalization (defined as the average number of shares outstanding over the 24-month period, including common stock, OP Units, outstanding options, and convertible securities) multiplied by the daily closing price of United Dominion's common stock, up to a maximum of 2% of market capitalization; and
iii. dividing the number obtained in (ii) by the market value of one share of United Dominion's common stock on the valuation date, determined by the volume-weighted average price per day of common stock for the 20 trading days immediately preceding the valuation date.

If, on the valuation date, the cumulative total return of United Dominion's common stock does not meet the minimum return, then the participants will forfeit their entire initial investment.

Litigation and Legal Matters

United Dominion is subject to various legal proceedings and claims arising in the ordinary course of business. United Dominion cannot determine the ultimate liability with respect to such legal proceedings and claims at this time. United Dominion believes that such liability, to the extent not provided for through insurance or otherwise, will not have a material adverse effect on our financial condition, results of operations or cash flow.

10. Industry Segments

United Dominion owns and operates multifamily apartment communities throughout the United States that generate rental and other property related income through the leasing of apartment units to a diverse base of tenants. United Dominion separately evaluates the performance of each of its apartment communities. However, because each of the apartment communities has similar economic characteristics, facilities, services, and tenants, the apartment communities have been aggregated into a single apartment communities segment. All segment disclosure is included in or can be derived from United Dominion's consolidated financial statements.

There are no tenants that contributed 10% or more of United Dominion's total revenues during 2004, 2003, or 2002.

11. Unaudited Summarized Consolidated Quarterly Financial Data

Summarized consolidated quarterly financial data for the year ended December 31, 2004, with restated amounts that reflect discontinued operations as of December 31, 2004, is as follows (dollars in thousands, except per share amounts):

	Three Months Ended						
	Previously Reported March 31[(a)]	Restated March 31[(a)]	Previously Reported June 30[(a)]	Restated June 30[(a)]	Previously Reported September 30[(a)]	Restated September 30[(a)]	December 31[(a)]
Rental income[(b)]	$154,874	$143,282	$156,754	$146,965	$155,136	$150,191	$163,832
Income before minority interests and discontinued operations	13,744	9,914	15,016	11,534	6,712	5,160	5,838
Gain on sale of land and depreciable property	1,205	1,205	13,814	13,814	20,220	20,220	17,664
Income from discontinued operations, net of minority interests	2,092	5,685	14,067	17,338	21,146	22,615	19,693
Net income available to common stockholders	8,665	8,665	21,855	21,855	21,160	21,160	20,212
Earnings per common share:							
Basic	$ 0.07	$ 0.07	$ 0.17	$ 0.17	$ 0.17	$ 0.17	$ 0.15
Diluted	0.07	0.07	0.17	0.17	0.17	0.17	0.15

(a) The first, second, and third quarters of 2004 each include $1.6 million of expense for premiums paid for the conversion of shares of Series D preferred stock into common stock. The fourth quarter of 2004 includes $1.0 million of expense for premiums paid for the conversion of shares of Series D preferred stock into common stock.

(b) Represents rental income from continuing operations.

Summarized consolidated quarterly financial data for the year ended December 31, 2003, with restated amounts that reflect discontinued operations as of December 31, 2004, is as follows (dollars in thousands, except per share amounts):

	Three Months Ended							
	Previously Reported March 31	Restated March 31	Previously Reported June 30[(a)]	Restated June 30[(a)]	Previously Reported September 30[(a)]	Restated September 30[(a)]	Previously Reported December 31[(a)]	Restated December 31[(a)]
Rental income[(b)]	$137,914	$133,052	$138,983	$134,085	$141,863	$137,025	$143,617	$138,732
Income before minority interests and discontinued operations	7,878	6,392	11,288	9,722	9,748	8,415	9,967	8,560
Gain/(loss) on sale of land and depreciable property	1,045	1,045	(112)	(112)	7,215	7,215	7,793	7,793
Income from discontinued operations, net of minority interests	5,991	7,383	4,277	5,743	10,793	12,042	10,571	11,887
Net income available to common stockholders	6,494	6,494	2,702	2,702	1,242	1,242	14,369	14,369
Earnings per common share:								
Basic	$ 0.06	$ 0.06	$ 0.02	$ 0.02	$ 0.01	$ 0.01	$ 0.13	$ 0.13
Diluted	0.06	0.06	0.02	0.02	0.01	0.01	0.12	0.13

(a) The second, third, and fourth quarters of 2003 include $6.3 million, $12.1 million, and $0.9 million of expense, respectively, for premiums paid for the conversion of shares of Series D preferred stock into common stock.

(b) Represents rental income from continuing operations.

12. Subsequent Events

On December 16, 2004, eBay announced that it had agreed to acquire privately held Rent.com, a leading Internet listing web site in the apartment and rental housing industry, for approximately $415 million plus acquisition costs, net of Rent.com's cash on hand. United Dominion owns shares in Rent.com. On February 23, 2005, eBay announced that it had completed the transaction. As a result, United Dominion received cash proceeds and recorded a one-time pre-tax gain of $12.3 million on the sale.

Corporate Headquarters
400 East Cary Street
Richmond, Virginia 23219-3816
(804) 780-2691
(804) 343-1912 FAX

Executive Office
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129
(720) 283-6120
(720) 283-2452 FAX

Investor Services
E-Mail: ir@udrt.com
Website: www.udrt.com

Independent Auditors
Ernst & Young LLP
901 East Cary Street
Richmond, Virginia 23219

Legal Counsel
Warren L. Troupe, Esq.
Morrison & Foerster LLP
5200 Republic Plaza
370 Seventeenth Street
Denver, Colorado 80202-5638

Transfer Agent
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Investor Information: (800) 468-9716

Common Stockholders
As of January 31, 2005, United Dominion had 6,830 common stockholders of record.

Associates
As of January 31, 2005, United Dominion had 2,166 full and part-time associates.

Annual Meeting
The Annual Meeting of Stockholders is scheduled for Tuesday, May 3, 2005, at 4:00 p.m., at the Jefferson Hotel in Richmond, Virginia. All stockholders are cordially invited to attend.

Member
National Association of Real Estate Investment Trusts (NAREIT)
National Apartment Association
National Multi-Housing Council
The Real Estate Roundtable

Investor Services
For copies of United Dominion's Annual Report on Form 10-K, as reported to the Securities and Exchange Commission (provided without charge), or other investor assistance, please call, write, or e-mail Investor Services at the executive office, or refer to the website.

Dividend Reinvestment and Stock Purchase Plan
United Dominion offers its common and preferred stockholders the opportunity to purchase additional shares of common stock through the Dividend Reinvestment and Stock Purchase Plan. Information regarding the Plan can be obtained by contacting Investor Services.

Common Stock Price
The table below sets forth the range of the high and low sales prices per share for each quarter of the last two years. Dividend information reflects distributions declared for each calendar quarter and paid approximately one month after the end of the quarter.

2004	High	Low	Common Distributions Declared
1st Quarter	**$19.70**	**$17.85**	**$.2925**
2nd Quarter	**19.99**	**17.10**	**.2925**
3rd Quarter	**21.38**	**18.83**	**.2925**
4th Quarter	**24.80**	**19.51**	**.2925**

2003	High	Low	Common Distributions Declared
1st Quarter	$16.76	$15.13	$.2850
2nd Quarter	17.72	15.98	.2850
3rd Quarter	18.96	17.07	.2850
4th Quarter	19.53	17.39	.2850

Stock Listing
New York Stock Exchange (NYSE)
Symbols: UDR (Common)
UDRpfb (Preferred)

Board of Directors

Directors



Eric J. Foss[3,4]
President, PBG North America
The Pepsi Bottling Group, Inc.
New York



Robert P. Freeman[2]
President & Managing Member
Landfall Capital LLC
New York



Jon A. Grove[3]
Private Investor, Tucson
Former President and
Chief Executive Officer
ASR Investment Corp.



James D. Klingbeil[1,3]
Vice Chairman of the Board
Chairman & Chief Executive
Officer, Klingbeil Multifamily
Funds IV and V, San Francisco



Robert C. Larson[1]
Chairman of the Board
Managing Director
Lazard Frères & Co. LLC
New York



Thomas R. Oliver[4]
Private Investor, Boca Grande
Former Chairman and
Chief Executive Officer
Six Continents Hotels, Inc.



Lynne B. Sagalyn[2,4]
Professor of Real Estate
Development and Planning
University of Pennsylvania,
Philadelphia



Mark J. Sandler[2,3]
Private Investor, New York
Former Senior
Managing Director
Bear, Stearns & Co., Inc.



Robert W. Scharar[2,4]
President
FCA Corp., Houston



Thomas W. Toomey[1]
Chief Executive Officer
and President

Senior Officers

Executive Officers

Thomas W. Toomey
Chief Executive Officer
and President

W. Mark Wallis
Senior Executive Vice President
Legal, Acquisitions, Dispositions
and Development

Christopher D. Genry
Executive Vice President and
Chief Financial Officer

Richard A. Giannotti
Executive Vice President
Asset Quality

Martha R. Carlin
Senior Vice President
Director of Property Operations

Vice Presidents—Corporate

Matthew T. Akin
Acquisitions/Dispositions

R. Bruce Blanton
Information Systems

C. Scott Davis
Talent Acquisition

Nellcine Ford
Human Resources

Terry D. Fulbright
Business Development

David F. Houghton
Purchasing

Sherry Arendall Huffman
Tax

David L. Messenger
Controller

Susan K. Northcutt
Talent Development

Mary Ellen Norwood
Legal Administration
Corporate Secretary

Michael B. Rogers
Property Tax Administration

R.L. Ross, III
Development

Steven H. Taraborelli
Sales and Marketing

Larry D. Thede
Investor Relations

Senior Vice Presidents

Lester C. Boeckel
Condominiums/Dispositions

Patrick S. Gregory
Chief Information Officer

Michael J. Kelly
Acquisitions/Dispositions

Rodney A. Neuheardt
Finance and Treasurer

Scott A. Shanaberger
Chief Accounting Officer

Thomas A. Spangler
Business Development
Chief Risk Officer

Moises V. Vela, Jr.
Multicultural Strategies

Mark E. Wood
Development

Vice Presidents—Operations

Ann W. Beal
Pacific Northwest

Kathryn O. Clem
South Texas

Jerry A. Davis
Southwest

Louis N. Kovalsky
Mid-Atlantic

Thomas E. Lamberth
Multicultural Strategies

Erin Ditto O'Brien
Operations

Carlos J. Ortiz
Multicultural Strategies

Cheryl F. Pucci
Southwest

Dennis E. Sandidge
Florida

Kristin L. Stanton
Midwest

Vice Presidents—Asset Quality

Charles L. Barth
South/Southwest

Gregory M. Duggan
Mid-Atlantic/Midwest/South

Daniel C. O'Donovan
West Coast

Milton A. Scott, Jr.
Corporate

1—Executive Committee 2—Audit Committee 3—Compensation Committee 4—Corporate Governance/Nominating Committee

designed by curran & connors, inc. / www.curran-connors.com

UNITED DOMINION

Realty Trust

CORPORATE HEADQUARTERS
400 East Cary Street
Richmond, Virginia 23219
(804) 780-2691

EXECUTIVE OFFICE
1745 Shea Center Drive, Suite 200
Highlands Ranch, Colorado 80129
(720) 283-6120
www.udrt.com